Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

DELTA HOLDCO, LLC,

a Delaware limited liability company;

INDIA MERGER SUB, INC.,

a Delaware corporation, and

INFOBLOX INC.,

a Delaware corporation

Dated as of September 16, 2016

i

ii

EXHIBITS

Exhibit A	-	Certain Definitions and Index of Defined Terms
Exhibit B	-	Offer Conditions

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of September 16, 2016 (the “Agreement Date”), by and among DELTA HOLDCO, LLC, a Delaware limited liability company (“Parent”), INDIA MERGER SUB, INC., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and INFOBLOX INC., a Delaware corporation (the “Company” and, collectively with Parent and Merger Sub, the “Parties”).

RECITALS

A. Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement.

B. In furtherance of the acquisition of the Company by Parent, Parent proposes to cause Merger Sub to commence an offer (as it may be amended from time to time in accordance with this Agreement, the “Offer”) to purchase all shares (each, a “Share”) of Company Common Stock at a price per Share of $26.50, net to the seller in cash, without interest (such consideration, as it may be amended from time to time in accordance with this Agreement, the “Offer Price”), subject to any required withholding of Taxes, upon the terms and subject to the conditions set forth herein.

C. Upon the terms and subject to the conditions set forth herein and in accordance with Section 251(h) of the DGCL, as soon as practicable following the consummation of the Offer, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned Subsidiary of Parent, and each outstanding Share shall be converted into the right to receive the Per Share Merger Consideration, without interest and subject to any required withholding of Taxes, except for the Cancelled Shares, the Accepted Shares and Dissenting Shares.

D. The Parties acknowledge and agree that the Merger shall be governed by and effected under Section 251(h) of the DGCL.

E. The board of directors of the Company (the “Board of Directors” or the “Company Board”) has (i) determined that the Offer, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”), taken together, are on terms that are fair to, advisable and in the best interests of the Company and the Company Stockholders (other than Parent and its Subsidiaries), (ii) approved and declared advisable this Agreement, the Offer, the Merger and the other Transactions, (iii) resolved to recommend that the Company Stockholders (other than Parent and its Subsidiaries) accept the Offer and tender their Shares to Merger Sub pursuant to the Offer (such recommendation, the “Company Board Recommendation”) and (iv) to the extent permitted by applicable Law, resolved to elect that any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws or regulations (including Section 203 of the DGCL) of any jurisdiction that purports to be applicable to the Company, Parent, the Surviving Corporation, Merger Sub, the Transactions, or this Agreement, shall not be applicable to the Company, Parent, the Surviving Corporation, Merger Sub, the Transactions or this Agreement (clauses (i) through (iv), collectively, the “Board Actions”).

F. The board of directors of Merger Sub has approved and declared advisable this Agreement and the Transactions upon the terms and subject to the conditions set forth herein.

G. The board of directors of Parent has approved and declared advisable this Agreement and the Transactions upon the terms and subject to the conditions set forth herein, and Parent, as the sole stockholder of Merger Sub, has duly adopted a written consent, effective immediately following execution of this Agreement, adopting this Agreement and approving the Transactions.

AGREEMENT

The Parties to this Agreement, intending to be legally bound, agree as follows:

Article I.

DESCRIPTION OF TRANSACTION

Section 1.1 The Offer.

(a) Commencement of the Offer. Subject to the terms and conditions hereof, within 15 Business Days after the Agreement Date, Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any Shares validly tendered pursuant to the Offer are subject only to the satisfaction or waiver by Parent or Merger Sub (to the extent permitted under this Agreement) of the conditions set forth in Exhibit B (as they may be amended from time to time in accordance with this Agreement, collectively, the “Offer Conditions”). Merger Sub expressly reserves the right, at any time, to waive, in whole or in part, any Offer Condition or modify the terms of the Offer; provided that, except as otherwise permitted under this Agreement, without the prior written consent of the Company, Merger Sub shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable pursuant to the Offer, (iii) modify or waive the Minimum Tender Condition, the Regulatory Condition, the Termination Condition or the Restraint Condition, (iv) add to the Offer Conditions or (v) otherwise modify the Offer, including any Offer Condition, in a manner that adversely affects, or would reasonably be expected to adversely affect, the Company or the Company Stockholders or in any manner that delays or interferes with, hinders or impairs the consummation of the Offer.

(b) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at midnight (New York City time) at the end of the date that is 20 business days (determined using Rule 14d-1(g)(3) under the Exchange Act) following (and including the day of) the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (such time, or such subsequent time to which the expiration of the Offer is extended in accordance with this Agreement, the “Expiration Time,” and such date, or such subsequent date to which the expiration of the Offer is extended in accordance with this Agreement, the “Expiration Date”); provided that:

(i) if at the previously-scheduled Expiration Time, any Offer Condition shall not have been satisfied or waived by Parent or Merger Sub (to the extent permitted under this Agreement), Merger Sub may, in its discretion (and without the consent of the Company or any other Person), and if requested by the Company, Merger Sub shall (and Parent shall cause Merger Sub to) extend and re-extend the Offer for one or more consecutive increments of 10 Business Days each (or such longer or shorter period as Parent and the Company may mutually agree) until all such Offer Conditions shall have been satisfied or waived;

(ii) Merger Sub may, in its discretion (and without the consent of the Company or any other Person), extend the Offer beyond any then-scheduled Expiration Time for one or more consecutive increments of five (5) Business Days each (or such other period as Parent and the Company may mutually agree) if (A) Parent and Merger Sub shall have waived the Financing Proceeds Condition, (B) all of the Offer Conditions other than the Financing Proceeds Condition have been satisfied or waived, (other than the Minimum Tender Condition which need not be satisfied at such time and other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to the satisfaction or waiver of such conditions) and (C) the Debt Financing (or any alternative financing contemplated by Section 4.5) has not actually been received by Merger Sub or Parent;

(iii) if (A) the Financing Proceeds Condition has been satisfied or waived less than five Business Days prior to any then-scheduled Expiration Date and (B) all of the other Offer Conditions have been satisfied or waived (to the extent permitted under this Agreement) at or prior to the then-scheduled Expiration Time (other than the Minimum Tender Condition which need not be satisfied at such time and other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to the satisfaction or waiver of such conditions), then Merger Sub and Parent shall have a one-time right to extend the Expiration Time for a period of five Business Days (or such longer or shorter period as Parent and the Company may mutually agree);

(iv) (A) subject to applicable Laws, Merger Sub may at any time extend the Offer for any period agreed by Parent and the Company, (B) notwithstanding anything to the contrary in this Section 1.1, Merger Sub shall not be required to extend the Offer to a date later than the Outside Date or the date of valid termination of this Agreement in accordance with its terms, and (C) Merger Sub shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or NYSE applicable to the Offer or as may be required by any other Governmental Authority; and

(v) if, at the then-scheduled Expiration Time, the Company on the one hand, or Parent or Merger Sub, on the other hand, brings or shall have brought any action in accordance with Section 7.7 to enforce specifically the performance of the terms and provisions of this Agreement by the other Party, the Expiration Time shall be extended (A) for the period during which such action is pending or (B) such other time period established by the court presiding over such action, as the case may be, but in any event, not past the Outside Date or the date of valid termination of this Agreement in accordance with its terms.

(c) Consummation of the Offer. Upon the terms and subject to the conditions hereof (including the satisfaction or waiver of the Offer Conditions) and applicable Law, Merger Sub shall, and Parent shall cause Merger Sub to, (i) prior to 9:00 a.m. (New York City time) on the business day (determined using Rule 14d-1(g)(3) under the Exchange Act) immediately following the Expiration Date, consummate the Offer and irrevocably accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (the time of the acceptance for payment, the “Offer Acceptance Time”) and (ii) promptly pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable, and in any event not more than three Business Days after the Offer Acceptance Time (such time scheduled for payment for Shares accepted for payment pursuant, and subject, to the conditions of the Offer is referred to as the “Offer Closing”). The Offer Price payable in respect of each Share pursuant to the immediately preceding sentence shall be paid net to the seller thereof in cash, without interest and subject to any required withholding of Taxes, on the terms and subject to the conditions hereof. Prior to the Offer Acceptance Time, Parent shall provide or cause to be provided to Merger Sub (or to the depositary appointed pursuant to Section 1.10(a), on behalf of Merger Sub) the consideration necessary to pay for all Shares that Merger Sub becomes obligated to accept for payment, and pay for, pursuant to the Offer, and shall cause Merger Sub to fulfill all of its obligations under this Agreement.

(d) Termination of the Offer. Other than in connection with the expiration of the Offer in accordance with the terms hereof or a valid termination of this Agreement pursuant to Article VI, Merger Sub shall not terminate or withdraw the Offer or permit the Offer to expire without the prior written consent of the Company. In the event that this Agreement is validly terminated pursuant to Article VI, prior to any scheduled expiration thereof, Merger Sub shall, and Parent shall cause Merger Sub to, immediately, irrevocably and unconditionally terminate the Offer and not acquire any Shares pursuant thereto. If the Offer is terminated or withdrawn by Merger Sub in accordance with this Agreement, Merger Sub shall promptly return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered Shares to the registered holders thereof in accordance with the terms of the Offer and applicable Law.

(e) Schedule TO; Offer Documents. On the date of the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer, Parent and Merger Sub shall file with the SEC, in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”) and the related offer to purchase, letter of transmittal and summary advertisement and other ancillary offer documents and instruments pursuant to which the Offer will be made (such Schedule TO and documents, together with all amendments, supplements and exhibits thereto, collectively, the “Offer Documents”), and cause the Offer Documents to be disseminated to the Company Stockholders as and to the extent required by applicable Law. The Company shall promptly furnish to Parent and Merger Sub the information concerning the Company required by applicable Law to be set forth in the Offer Documents or reasonably requested by Parent and Merger Sub for inclusion in the Offer Documents to the extent reasonably available to the Company. Each of Parent and Merger Sub shall cause the Offer Documents to comply with the Exchange Act and all other applicable Law. Each of Parent, Merger Sub and the Company shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the Company Stockholders, in each case as soon as reasonably practicable and as and to the extent required by applicable Law. Parent and Merger Sub shall promptly notify the Company upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Offer Documents, and shall promptly provide the Company with copies of all correspondence between them and the Parent Representatives, on the one hand, and the SEC, on the other hand. Except with respect to any amendments filed after a Change of Board Recommendation, prior to the filing of any Offer Documents with the SEC or dissemination thereof to the Company Stockholders, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response to any comments of the SEC with respect to such Offer Documents, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel on a timely basis. Subject to Section 4.3, the Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation.

Section 1.2 Company Actions.

(a) Schedule 14D-9. On the date of the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer, the Company shall, as soon as reasonably practicable following the filing of the Schedule TO, file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, together with any supplements, amendments and exhibits thereto, the “Schedule 14D-9 Documents”) containing the Company Board Recommendation (subject to there not having been a Change of Board Recommendation), and shall mail or cause to be mailed the Schedule 14D-9 Documents to the Company Stockholders as and to the extent required by Rule 14d-9 under the Exchange Act. The Company shall cause the Schedule 14D-9 Documents to comply with the Exchange Act and all other applicable Law. Parent and Merger Sub shall promptly furnish to the Company the information concerning Parent and Merger Sub required by applicable Law to be set forth in the Schedule 14D-9 Documents or reasonably requested by the Company for inclusion in the Schedule 14D-9 Documents to the extent reasonably available to Parent and Merger Sub. Each of Parent, Merger Sub and the Company shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Schedule 14D-9 Documents if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 Documents and to cause the Schedule 14D-9 Documents as so amended or supplemented to be filed with the SEC and disseminated to the Company Stockholders, in each case as soon as reasonably practicable and as and to the extent required by applicable Law. The Company shall promptly notify Parent upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Schedule 14D-9, and shall promptly provide Parent with copies of all correspondence between the Company and the Company Representatives, on the one hand, and the SEC, on the other hand. Except with respect to any amendments filed after a Change of Board Recommendation or in connection with any disclosures made in compliance with Section 4.3, prior to the filing of any Schedule 14D-9 Documents with the SEC or dissemination thereof to the Company Stockholders, or responding to any comments of the SEC with respect to such Schedule 14D-9 Documents, the Company shall provide Parent and its counsel a reasonable opportunity to review and comment on such Schedule 14D-9 Documents or response to any comments of the SEC with respect to such Schedule 14D-9 Documents, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel on a timely basis.

(b) Stockholder Information. In connection with the Offer and the Merger, the Company shall cause its transfer agent to promptly furnish Merger Sub with such information as Merger Sub may reasonably request in order to disseminate or otherwise communicate the Offer to the record and beneficial holders of Company Common Stock, including (i) mailing labels containing the names and addresses of the record holders of Company Common Stock and (ii) security position listings of Shares held in stock depositories, each as of the latest practicable date, and of those persons becoming record or beneficial holders subsequent to such date. Subject to applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger, Parent, Merger Sub and Parent Representatives (x) shall hold in confidence the information contained in any such labels, listings and files and will use such information only in connection with the Offer and the Merger and (y) following the termination of this Agreement pursuant to Article VI, shall promptly, at the option of Parent, either deliver to the Company or destroy, and will cause the Parent Representatives to deliver to the Company or destroy, all copies and any extract or summaries of such information then in their possession or control and notify the Company that all such material has been so returned or destroyed.

Section 1.3 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company. By virtue of the Merger, at the Effective Time, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”). The Merger shall be governed by and effected under Section 251(h) of the DGCL and shall be effected as soon as practicable following the Offer Acceptance Time without a vote on the adoption of this Agreement by the Company Stockholders.

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

Section 1.5 Closing; Effective Time. The consummation of the Merger (the “Closing”) shall take place at the offices of Fenwick & West LLP, 801 California Street, Mountain View, California 94041, as promptly as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer, but in any event no later than the date of the last to be satisfied or waived of the conditions set forth in Section 5.1, or at such other place and time as agreed by Parent and the Company. The date on which the Closing actually takes place is referred to as the “Closing Date.” Under the terms and subject to the conditions of this Agreement, a certificate of merger that the Parties shall agree satisfies the applicable requirements of the DGCL (the “Certificate of Merger”) shall be duly executed by the Company and concurrently with or as soon as practicable following the Closing shall be filed with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be agreed by Parent and the Company and specified in the Certificate of Merger (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

Section 1.6 Governing Documents; Directors and Officers. Unless otherwise agreed by Parent and the Company prior to the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of or immediately after the Effective Time to be identical to the certificate of incorporation of the Merger Sub as in effect immediately prior to the Effective Time, subject to Section 4.8(c);

(b) the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time other than to change the name of Merger Sub thereunder; and

(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors and officers of Merger Sub immediately prior to the Effective Time.

Section 1.7 Conversion of Shares; Options and RSUs.

(a) Subject to Section 1.7(b), at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any equityholder of Parent, Merger Sub or the Company:

(i) Treasury Shares. Each Share that is owned, directly or indirectly, by the Company or its wholly owned Subsidiaries immediately prior to the Effective Time shall be cancelled and extinguished without any conversion or payment of any property or consideration, and shall cease to exist;

(ii) Company Common Stock Owned by Parent and Merger Sub. Each Share that is owned, directly or indirectly, immediately prior to the Effective Time, by (A) Parent, (B) Merger Sub, (C) any wholly-owned Subsidiary of Parent or Merger Sub or (D) any Person that owns, directly or indirectly, all of the outstanding stock of Merger Sub shall be cancelled and extinguished without any conversion or payment of any property or consideration, and shall cease to exist;

(iii) Company Common Stock. Each Share that is outstanding immediately prior to the Effective Time (other than (A) Shares that are irrevocably accepted for purchase pursuant to the Offer (“Accepted Shares”), (B) Shares to be cancelled in accordance with Section 1.7(a)(i) and (ii) (the “Cancelled Shares”) and (C) Dissenting Shares) shall be automatically converted into the right to receive an amount, net in cash, without interest, equal to the Offer Price (the “Per Share Merger Consideration”).

(iv) Company Options. Unless otherwise mutually agreed by the Parties or Parent and the applicable award holders, each Company Option that is unexpired, unexercised and outstanding as of the Effective Time, whether vested or unvested, shall be cancelled and automatically converted into the right to receive an amount in cash equal to the product of (A) the aggregate number of Shares subject to such Company Option multiplied by (B) the excess, if any, of the Per Share Merger Consideration over the applicable per share exercise price under such Company Option, subject to any required withholding of Taxes. If the per share exercise price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled pursuant to this Section 1.7(a)(iv) without payment of consideration.

(v) Company RSUs. Unless otherwise mutually agreed by the Parties or Parent and the applicable award holders, Company RSUs shall be treated as follows:

(1) Vested Company RSUs. Each Vested Company RSU shall be cancelled and automatically converted into the right to receive the Per Share Merger Consideration, subject to any required withholding of Taxes.

(2) Additional Vesting Company RSUs. Each Additional Vesting Company RSU shall be cancelled and automatically converted into the right to receive the Per Share Merger Consideration, subject to any required withholding of Taxes.

(3) Unvested Company RSUs. Each Unvested Company RSU shall be cancelled and replaced with a right to receive an amount in cash, without interest, equal to (i) the amount of the Per Share Merger Consideration multiplied by (ii) the total number of shares of Company Common Stock subject to such Unvested Company RSU immediately prior to the Effective Time (the “Cash Replacement Company RSU Amounts”), which Cash Replacement Company RSU Amounts will, subject to the holder’s continued employment with the Parent and its Affiliates (including the Surviving Corporation and its Subsidiaries) through the applicable vesting dates (excluding accelerated vesting on specific terminations of employment, to the extent applicable), vest and be payable at the same time as the Unvested Company RSUs for which such Cash Replacement RSU Amounts were exchanged would have vested pursuant to its terms . All Cash Replacement Company RSU Amounts will have the same terms and conditions (including, with respect to vesting (including accelerated vesting on specific terminations of employment, to the extent applicable)) as applied to the Unvested Company RSUs for which they were exchanged, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Cash Replacement Company RSU Amounts).

(vi) Company MSUs. Unless otherwise mutually agreed by the Parties or Parent and the applicable award holders, Company MSUs shall be treated as follows:

(1) Vested Company MSUs. Each Vested Company MSU shall be cancelled and automatically converted into the right to receive the Per Share Merger Consideration, subject to any required withholding of Taxes.

(2) Additional Vesting Company MSUs. Each Additional Vesting Company MSU shall be cancelled and automatically converted into the right to receive the Per Share Merger Consideration, subject to any required withholding of Taxes.

(3) Unvested Company MSUs. Each Unvested Company MSU shall be cancelled and replaced with a right to receive an amount in cash, without interest, equal to (i) the amount of the Per Share Merger Consideration multiplied by (ii) the total number of shares of Company Common Stock subject to such Unvested Company MSU immediately prior to the

Effective Time (the “Cash Replacement Company MSU Amounts,” and, together with the Cash Replacement Company RSU Amounts, the “Cash Replacement Amounts”), which Cash Replacement Company MSU Amounts will, subject to the holder’s continued employment with the Parent and its Affiliates (including the Surviving Corporation and its Subsidiaries) through the applicable vesting dates (excluding accelerated vesting on specific terminations of employment, to the extent applicable), vest and be payable at the same time as the Unvested Company MSUs for which such Cash Replacement MSU Amounts were exchanged would have vested pursuant to its terms. All Cash Replacement Company MSU Amounts will have the same terms and conditions (including, with respect to vesting (including accelerated vesting on specific terminations of employment, to the extent applicable)) as applied to the Unvested Company MSUs for which they were exchanged, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Cash Replacement Company MSU Amounts.

(4) Forfeited Company MSUs. All Forfeited Company MSUs shall be immediately forfeited for no consideration.

(vii) Order of Preference and Selection. The determination of which Company RSUs and Company MSUs held by any individual holder thereof that will be converted into Additional Vesting Awards shall be based on the relative vesting dates of the Company RSUs and Company MSUs held by such individual such that, for the avoidance of doubt and for purposes of clarity, such holder’s Cash Replacement Company RSU Amounts and Cash Replacement Company MSU Amounts shall be granted in exchange for Company RSUs and Company MSUs with the longest remaining vesting periods as of immediately prior to the Effective Time.

(viii) Payroll Distribution. As soon as reasonably practicable after the Closing Date (but no later than the earlier of (x) the second payroll date after the Closing Date or (y) the 15th Business Day after the Closing Date), the Surviving Corporation shall pay the Per Share Merger Consideration payable with respect to each of the Company Options, Vested Company RSUs, Additional Vesting Company RSUs, Vested Company MSUs, and Additional Vesting Company MSUs (collectively, the “Cash-Out Awards”) as the case may be, in accordance with Section 1.7(a)(iv), Section 1.7(a)(v) and Section 1.7(a)(vi), respectively, through the Surviving Corporation’s payroll to the applicable holders of such Cash-Out Awards. Notwithstanding the foregoing, if any payment owed to a holder of Cash-Out Awards pursuant to this Section 1.7 cannot be made through the Company’s or the Surviving Corporation’s payroll system or payroll provider, then the Surviving Corporation will issue a check for such payment to such holder, which check will be sent by courier to such holder no later than the second payroll date after the Closing Date. As soon as reasonably practicable after the applicable vesting dates (but no later than the earlier of (x) the second payroll date after such applicable vesting date or (y) the 15th Business Day after such vesting date), the Surviving Corporation shall pay the applicable portion of the Cash Replacement Amounts payable pursuant to this Section 1.7 with respect to each Unvested Award to the applicable holders thereof.

(ix) Merger Sub. Each share of the Common Stock, $0.0001 par value per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one (1) share of common stock of the Surviving Corporation.

(b) The Company will take all action necessary to effect the cancellation and, if applicable, replacement of the Company Options, Company RSUs, and Company MSUs pursuant to this Section 1.7 upon the Effective Time and to generally give effect to Section 1.7(a), (a)(iv), Section 1.7(a)(iv)(1), and (a)(vi) (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act). The Company will use its reasonable best efforts to ensure that following the Effective Time no participant in any Company Equity or other Company Benefit Plan will have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any of their respective Subsidiaries.

(c) If, during the period from the Agreement Date through the Effective Time, any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction occurs with respect to the outstanding Shares, or if a stock dividend is declared by the Company during such period, or a record date with respect to any such event shall occur during such period, then all calculations provided for that are based on a number of shares of any class or series (or trading prices therefor) affected thereby, including the Offer Price, the Per Share Merger Consideration, shall be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such event.

Section 1.8 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and owned by a holder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such Shares, “Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration, and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses his right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Per Share Merger Consideration, without interest and subject to any withholding of Taxes required by applicable Law in accordance with Section 1.10(f). The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in all negotiations and Proceedings with respect to such demands. Prior to the Effective Time (unless required by Law), the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands, or agree to do any of the foregoing. Any portion of the aggregate Per Share Merger Consideration made available to the Paying Agent to pay for Company Common Stock that have become Dissenting Shares shall be returned to Parent upon demand.

Section 1.9 Closing of the Company’s Transfer Books. At the Effective Time: (a) all Shares outstanding immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist in exchange for the Per Share Merger Consideration payable therefor in accordance with Section 1.7, or in the case of Dissenting Shares, the rights pursuant to Section 1.8, and all holders of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as Company Stockholders except as provided for in Section 1.7 or Section 1.8, as applicable, and (b) the stock transfer books of the Company shall be closed with respect to all Shares outstanding immediately prior to the Effective Time. No further transfer of any such Shares shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any Shares outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Paying Agent or to the Surviving Corporation or Parent, such Company Stock Certificate shall be cancelled and shall be exchanged as provided in Section 1.10.

Section 1.10 Exchange of Certificates.

(a) On or prior to the Closing Date, Parent shall select a reputable bank or trust company reasonably acceptable to the Company to act as paying agent in the Merger (the “Paying Agent”). Promptly following the Effective Time (but in any event on the Closing Date), Parent shall deposit with the Paying Agent cash sufficient to make all payments to holders of Shares pursuant to Section 1.7. The cash amounts so deposited with the Paying Agent are referred to collectively as the “Exchange Fund.”

(b) As promptly as practicable after the Effective Time, the Surviving Corporation or Parent shall cause the Paying Agent to mail to each holder of record of a Company Stock Certificate or shares of non-certificated Company Common Stock represented by book-entry (“Book-Entry Shares”), in each case, which Shares were converted into the right to receive the Per Share Merger Consideration at the Effective Time pursuant to this Agreement:

(i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Company Stock Certificates or transfer of the Book-Entry Shares, as the case may be, to the Paying Agent, and shall otherwise be in such form and have such other provisions as Parent, the Company and the Paying Agent shall reasonably agree; and

(ii) instructions for use in effecting the surrender of the Company Stock Certificates or transfer of Book-Entry Shares in exchange for payment of the Per Share Merger Consideration.

(c) Upon the surrender of Company Stock Certificates or transfer of Book-Entry Shares for cancellation to the Paying Agent, and upon delivery of a letter of transmittal, duly executed and in proper form in accordance with the instructions thereto, with respect to such Company Stock Certificates or an agent’s message in the case of a book entry transfer of Book-Entry Shares, the holder of such Company Stock Certificates or Book-Entry Shares shall be entitled to receive the Per Share Merger Consideration for each Share formerly represented by such Company Stock Certificates and for each Book-Entry Share pursuant to the terms of this

Agreement. Any Company Stock Certificates and Book-Entry Shares so surrendered shall forthwith be cancelled. If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Company Stock Certificate is registered, it shall be a condition precedent of payment that the Company Stock Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of the Company Stock Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. Payment of the Per Share Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated hereby, each Company Stock Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Per Share Merger Consideration as contemplated by this Agreement.

(d) Notwithstanding anything to the contrary contained in this Section 1.10, if any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Paying Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 1.10(g), Parent) shall deliver, in exchange for such lost, stolen or destroyed Company Stock Certificate, the Per Share Merger Consideration as set forth in Section 1.7.

(e) Any portion of the Exchange Fund that remains undistributed to holders of Company Common Stock as of the one year anniversary of the Closing Date shall be delivered to Parent upon demand, and any holders of Company Common Stock who have not theretofore surrendered their Shares in accordance with this Section 1.10 shall thereafter look only to Parent for satisfaction of their claims for the Per Share Merger Consideration.

(f) Each of the Paying Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any equityholders or former equityholders such amounts as may be required to be deducted or withheld from such consideration under the Code or any provision of state, local or foreign Tax Law or under any other applicable Law. To the extent such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(g) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any cash amounts properly delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

Section 1.11 Further Action. If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

Article II.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (x) the Company SEC Documents filed prior to the Agreement Date other than disclosures in such Company SEC Documents contained under the heading “Risk Factors” (other than any factual information contained therein) or any disclosure of risks included in any “forward-looking statements” disclaimer or any other general statements regarding risks or uncertainties that are similarly predictive or forward-looking in nature (it being understood that (i) any matter disclosed in any such Company SEC Documents will be deemed to be disclosed against a section or subsection of this Article II to the extent that it is reasonably apparent from the text of such disclosed matter in the Company SEC Documents that such disclosure is applicable to such section or subsection of this Article II and (ii) nothing disclosed in any such Company SEC Document shall in any case qualify or apply to the representations and warranties set forth in the Fundamental Representations and Sections 2.2(a), (b), and (d)) or (y) the disclosure schedule delivered by the Company to Parent and Merger Sub prior to the execution of this Agreement (the “Company Disclosure Letter”) (with the disclosure in any section or subsection of the Company Disclosure Letter being deemed to qualify or apply to other sections and subsections of this Article II to the extent that it is reasonably apparent from the text of such disclosure that such disclosure is applicable to such other sections and subsections of this Article II, the Company hereby represents and warrants to Parent as follows:

Section 2.1 Corporate Existence.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all necessary corporate power and authority (i) to conduct its business in the manner in which its business is currently being conducted and (ii) to own, lease and use its assets in the manner in which its assets are currently owned, leased and used, except, in each case, have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company (in jurisdictions that recognize the following concepts) is qualified to do business as a foreign corporation, and is in good standing, under the laws of such jurisdictions where the character of its assets owned or leased or the nature of its business requires such qualification, except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available to Parent true, correct and complete copies of the Company’s Certificate of Incorporation, as amended (the “Company Certificate”) and the Company Bylaws, as amended (the “Company Bylaws”), in each case in full force and effect as of the Agreement Date. The Company is not in violation of the Company Certificate or Company Bylaws. The Company Subsidiaries are not in violation of their respective organizational or governing documents, except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Section 2.1(c) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, together with the jurisdiction of organization or formation of each such Subsidiary. Each Subsidiary of the Company (i) is a corporation or other entity duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of organization or formation and (ii) has all necessary corporate (or similar) power and authority (A) to conduct its business in the manner in which its business is currently being conducted and (B) to own and use its assets in the manner in which its assets are currently owned and used, except, in each case, as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is the owner of all of the issued and outstanding shares of capital stock or other Equity Interests in each Subsidiary of the Company, free and clear of all Liens other than Permitted Liens, and all such shares or other Equity Interests are duly authorized, validly issued, fully paid and (where such concept is recognized) non-assessable. There are no outstanding (i) securities convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, warrants, calls, rights, profits interests, stock appreciation rights or other rights or arrangements obligating the Company or any of its Subsidiaries to acquire from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company; (iii) contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, any Subsidiary of the Company or (iv) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity interests (including any voting debt) (the interests of the type described in clauses (i), (ii), (iii), (iv) and (v), collectively, “Equity Interests”) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries. Neither the Company nor any of the Persons identified in Section 2.1(c) of the Company Disclosure Letter owns any capital stock of, or any Equity Interest of any nature in, any other Person, other than the Persons identified in Section 2.1(c) of the Company Disclosure Letter.

Section 2.2 Capitalization.

(a) The authorized share capital of the Company consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”). As of the close of business on September 15, 2016 (the “Capitalization Date”), there were 56,186,235 shares of Company Common Stock issued and outstanding (which excludes shares of Company Common Stock relating to the Company Options, Company RSUs, and Company MSUs referred to in clauses (i), (ii), (iii) and (iv) of Section 2.2(b)), no shares of Preferred Stock issued or outstanding and no shares of Company Common Stock were held by the Company as treasury shares.

(b) As of the close of business on the Capitalization Date, the Company has no shares of capital stock reserved for or otherwise subject to issuance, except for (i) 1,979,640 shares of Company Common Stock reserved for issuance pursuant to the exercise of outstanding Company Options (with a weighted average exercise price of $17.5606), (ii) 3,630,462 shares of

Company Common Stock reserved for issuance pursuant to the vesting of Company RSUs, 161,569 shares of Company Common Stock reserved for issuance pursuant to the vesting of Company MSUs at target level (which Company MSUs shall in no event vest at greater than 175% of the applicable target amount), (iii) 4,892,825 shares of Company Common Stock reserved for future awards under the Company Equity Plans, and (iv) 916,619 shares of Company Common Stock reserved for purchase under the Company ESPP with respect to any ongoing Offering Period.

(c) All issued and outstanding Shares are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in material violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Section 2.2(c) of the Company Disclosure Letter sets forth, as of the close of business on the Capitalization Date, an accurate and complete list of each outstanding Company Option, Company RSU and Company MSU and (i) the date of grant, (ii) the portion which is vested of each Company Option, Company RSU or Company MSU as of the close of business on the Capitalization Date, (iii) the vesting schedule of such Company Option, Company RSU or Company MSU, (iv) the exercise or purchase price thereof, if applicable, and (v) the Company Equity Plan (and the name of any foreign sub-plan) under which each Company Option, Company RSU or Company MSU, as the case may be, was granted.

(d) Except as set forth in Section 2.2(b) and as permitted by Section 4.1(b), there are no outstanding subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments of any kind or other Equity Interests to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other Equity Interests of the Company or securities convertible into or exchangeable for such shares or Equity Interests or (ii) redeem, repurchase or otherwise acquire any such shares of capital stock or Equity Interests. Since its inception, the Company has not declared or paid, and the Company Board has not authorized, any dividend or distribution in respect of any Shares. From the close of business on the Capitalization Date to the Agreement Date, the Company has not issued any Shares except upon the exercise of Company Options or the settlement of Company RSUs and Company MSUs outstanding as of the close of business on the Capitalization Date.

(e) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.

(f) Except for the Investor Rights Agreement, there are no voting agreements, voting trusts, stockholders agreements, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other Equity Interest of, restricting the transfer of, or providing for registration rights with respect to, the Company or any of its Subsidiaries.

Section 2.3 Corporate Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party, and to perform its obligations hereunder and thereunder and to consummate the Transactions, including the Offer and, assuming the Merger is consummated in accordance with Section 251(h) of the DGCL, the Merger. Assuming the accuracy of the representations of Parent and Merger Sub set forth in Section 3.11(b), the execution and delivery of this Agreement by the Company, the performance of the Company of its obligations hereunder and the consummation by the Company of the Transactions, including the Offer and, assuming the Merger is consummated in accordance with Section 251(h) of the DGCL, the Merger, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to adopt or authorize this Agreement, the performance by the Company of its obligations hereunder, or to consummate the Transactions other than, with respect to the Merger, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL. This Agreement has been validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles.

(b) Assuming the accuracy of the representations of Parent and Merger Sub set forth in Section 3.11(b), the Company Board has taken all appropriate actions so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to, or as a result of, the execution of this Agreement or the consummation of the Transactions, including the Offer and the Merger, without any further action on the part of the Company Stockholders or the Company Board. No other “fair price,” “moratorium,” “control share acquisition”, “business combination” or other anti-takeover statute or Law (each, together with Section 203 of the DGCL, a “Takeover Law”) is applicable to the Company or the Transactions. None of the Company or any of its Subsidiaries has adopted a stockholder rights agreement, rights plan, “poison pill” or other similar agreement that is currently in effect.

(c) The Company has taken all action necessary to ensure that all payments to be made and benefits to be granted to any Company Employee in connection with the Transactions pursuant to any employment, compensation, severance, retention or other employee benefit arrangements have been approved as contemplated by Rule 14d-10 of the Exchange Act for the purpose of satisfying the requirements of the non-exclusive safe harbor set forth in paragraph (d) of such Rule.

(d) At a meeting duly called and held prior to the execution of this Agreement, the Company Board has, upon the terms and subject to the conditions set forth herein unanimously resolved to adopt each of the Board Actions, which have not subsequently been rescinded or modified in any way.

Section 2.4 Governmental Approvals and Consents; Non-Contravention.

(a) Assuming the conditions of Section 251(h) of the DGCL have been satisfied, no Consent, order, or license from, notice to or registration, declaration or filing with, any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery or performance of this Agreement or the consummation of the Transactions, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing with the SEC of the Schedule 14D-9 Documents, and the filing with the SEC of such other reports required in connection with the Offer or the Merger under, and such other compliance with, the Exchange Act and the Securities Act and the rules and regulations thereunder, (iii) for required Consents under any applicable Antitrust Laws, (iv) any filings required under the rules and regulations of NYSE and (v) such other Consents, the failure of which to obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions do not and will not (i) violate or conflict with any provision of the Company’s Certificate or the Company Bylaws, (ii) result in any violation or breach of, or constitute any default (with or without notice or lapse of time, or both) under, or result in the creation of any Lien under any Company Material Contract, or give rise to a right of termination, cancellation or acceleration of any obligation or a loss of a material benefit under, or require that any Consent be obtained with respect to, any Company Material Contracts or (iii) assuming compliance with the matters described in Section 2.4(a) and Section 4.4, violate, conflict with or result in any breach under any provision of any Law applicable to the Company, except, in the cases of subclauses (ii) and (iii), where such violation, breach, conflict, default, right of termination or cancellation, acceleration, loss of benefit, failure to obtain Consent would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 2.5 Compliance with Laws; Governmental Authorizations.

(a) The Company and each of its Subsidiaries is and, for the two years prior to the Agreement Date, has been in compliance with the Laws applicable to each of the Company and its Subsidiaries, (other than Anti-Corruption Laws, Sanctions and Laws of the United States relating to exports), in each case, except to the extent that the failure to comply therewith have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Within the two-year period prior to the Agreement Date, neither the Company nor any of its Subsidiaries has received any written notices of violation with respect to any Laws applicable to it, in each case other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries is and, for the five years prior to the Agreement Date, has been in compliance with the Anti-Corruption Laws, Sanctions and all Laws of the United States relating to exports, in each case applicable to each of the Company and its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, within the five-year period prior to the Agreement Date, neither the Company nor any of its Subsidiaries has received any written notices of violations with respect to any Anti-Corruption Laws, Sanctions or Laws of the United States relating to exports.

(c) The Company and each of its Subsidiaries have all Governmental Authorizations necessary to conduct their respective businesses as presently conducted, except where the failure to have any such Governmental Authorizations have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Within the two-year period prior to the Agreement Date, the Company has not received any written notice from any Governmental Authority regarding (i) any actual or possible material violation of any Governmental Authorization, or any failure to comply in any respect with any term or requirement of any Governmental Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization, in each case other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries comply with the terms of all Governmental Authorizations, and no suspension or cancellation of any of the Governmental Authorization is pending or, to the knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 2.6 SEC Filings.

(a) Since August 1, 2014, the Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, proxy statements, schedules, statements and other documents (including exhibits) required to be filed or furnished (as applicable) by it under the Securities Act or the Exchange Act, as the case may be, prior to the Agreement Date, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company with the SEC since August 1, 2014, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). None of the Company’s Subsidiaries is currently or has, since becoming a Subsidiary of the Company been, required to file any forms, reports or other documents with the SEC.

(b) As of their respective effective dates (in the case of the Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), or in each case, if amended prior to the Agreement Date, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) As of the Agreement Date, to the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC comment or other governmental inquiries or investigations regarding the accounting practices of the Company.

Section 2.7 Financial Statements; Undisclosed Liabilities; Internal Controls.

(a) Each of the consolidated financial statements of the Company (including, in each case, any notes and schedules thereto) included in the Company SEC Documents (if amended, as of the date of the last such amendment) (collectively, the “Company Financial Statements”) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature and as may be permitted by the SEC on Form 10-Q or any successor or like form under the Exchange Act) and present fairly in all material respects the consolidated financial position and the consolidated results of operations, cash flows and stockholders’ equity of the Company and the consolidated Company Subsidiaries as of the dates and for the periods referred to therein. Except as have been described in the Company SEC Documents, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(b) As of the Agreement Date, there are no liabilities of the Company or any of its Subsidiaries that would be required by GAAP to be reflected or reserved against on a consolidated audited balance sheet of the Company or disclosed in the footnotes thereto, other than those that (i) are reflected or reserved against in the Company Financial Statements, (ii) have been incurred in the ordinary course of business consistent with past practice since the date of the most recent balance sheet included in the Company Financial Statements, (iii) are permitted or contemplated by this Agreement (including liabilities disclosed in the Company Disclosure Letter), (iv) have been incurred in connection with the Transactions or (v) do not, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company has established and maintains a system of internal accounting controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting. The Company (i) maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the Agreement Date, to the Company’s auditors and the Audit Committee of the Company Board (A) any significant deficiencies and material weaknesses identified by it in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, identified by it that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended July 31, 2016, and such assessment concluded that such system was effective. Since August 1, 2014, none of the Company, the Company’s auditors, the Company Board or the audit committee of the Company Board has received any written, or to the Company’s knowledge, oral notification of any matter set forth in the preceding clause (A) or (B).

(d) Section 2.7(d) of the Company Disclosure Letter contains a true, correct and complete list of all Indebtedness which is material to the Company and its Subsidiaries outstanding as of the Agreement Date.

Section 2.8 Absence of Certain Changes or Events.

(a) Since July 31, 2016, through the Agreement Date, there are no Effects that have had or that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except in connection with the execution and delivery of this Agreement and the Transactions and the discussions, negotiations and transactions in connection therewith, from July 31, 2016, through the Agreement Date, the Company has carried on its businesses in all material respects in the ordinary course.

(c) Since July 31, 2016 through the Agreement Date, the Company has not taken any action that would be prohibited by Section 4.1 (other than pursuant to clauses Section 4.1(b), Section 4.1(g), Section 4.1(h), Section 4.1(i), Section 4.1(j) and, to the extent related to the foregoing clauses, Section 4.1(w)), if taken or proposed to be taken after the Agreement Date.

Section 2.9 Employees; Employee Benefits.

(a) Section 2.9(a) of the Company Disclosure Letter sets forth a complete list of all material Company Benefit Plans (other than (i) offer letters and other agreements, understandings, plans or arrangements that cover individuals located primarily outside of the United States and (ii) offer letters and other agreements, understandings, plans or arrangements related to U.S. employees that are terminable “at will” without the payment of severance or notice pay or other material obligations, costs or liabilities (the foregoing subclauses (i) and (ii), the “Carved Out Plans”). With respect to each Company Benefit Plan listed in Section 2.9(a) of the Company Disclosure Letter, the Company has made available to Parent accurate and complete copies of (i) each Company Benefit Plan (or, if such Company Benefit Plan is not written, a written summary of its material terms), (ii) the three most recent annual reports (Form 5500 series or foreign equivalent, if any) with any required schedules filed with the IRS (or local agency) with respect to such Company Benefit Plan, (iii) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (iv) the most recent determination or opinion letter, if any, issued by the IRS (or foreign equivalent) with respect to any Company Benefit Plan and any pending request for such a determination letter, (v) with respect to each Company Benefit Plan, each trust agreement, insurance or group annuity Contract, administration and similar agreements, and investment management or investment advisory agreements, and (vi) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each Company Benefit Plan; provided that with respect to the Carved Out Plans, the Company will make available to Parent and list all such Company Benefit Plans within 20 Business Days following the Agreement Date. Neither the Company nor any of its Subsidiaries has any plan or commitment to amend any Company Benefit Plan or establish any material new employee benefit plan or to materially increase any benefits pursuant to any Company Benefit Plan.

(b) The Company and its Subsidiaries are and for the past two years have been in compliance with all applicable Laws regarding employment practices, terms and conditions of employment, equal opportunity and wages and hours, labor relations, discrimination in employment, immigration, employee health and safety, including Worker Adjustment and Retraining Notification Act of 1988 (“WARN”), as amended, ERISA, COBRA, the National Labor Relations Act, and the Fair Labor Standards Act of 1938, as amended, except for any such non-compliance as would not reasonably be expected to be, individually or in the aggregate, material the Company and its Subsidiaries, taken as a whole. Each Company Benefit Plan has been maintained, funded, operated and administered in all material respects in accordance with its terms and with all applicable law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority.

(c) To the knowledge of the Company, as of the Agreement Date, there is not presently pending or existing, and to the knowledge of the Company, there is not threatened, any strike, slowdown, picketing, material grievances or arbitrations, work stoppage or other disputes. Neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining agreement, collective bargaining relationship, works council or labor Contract. To the knowledge of the Company, there are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries and no such activities or proceedings have occurred in the past three years. No Contract with any labor organization is being negotiated by the Company or any of its Subsidiaries. With respect to the transactions contemplated by this Agreement, the Company and each of its Subsidiaries has or prior to Closing will have satisfied any notice, consultation or bargaining obligations owed to its employees or their representatives under applicative Law, collective bargaining agreement or other Contract. Since January 1, 2015, neither the Company nor any of its Subsidiaries has implemented any plant closing or layoff of employees implicating WARN, nor is there presently any material outstanding liability under WARN.

(d) None of the Company, its Subsidiaries, or any of their ERISA Affiliates, nor any predecessor thereof, sponsors, maintains or contributes to, or in the past six (6) years prior to the Agreement Date has sponsored, maintained or contributed to, or has or had any Liability with respect to, a multiemployer plan within the meaning of Section 3(37) of ERISA or a defined benefit pension plan or a plan subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA. None of the Company, its Subsidiaries or any of their ERISA Affiliates has incurred any unsatisfied Liability (including withdrawal Liability) under, and, to the knowledge of the Company, no circumstances exist that would result in any Liability to the Company, any of its Subsidiaries or any of their ERISA Affiliates under, Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA. No Company Benefit Plan provides post-termination or retiree life insurance, health or other welfare benefits to any person, except as may be required by Section 4980B of the Code or any similar law.

(e) Except as described in Section 2.9(e) of the Company Disclosure Letter, the execution and delivery of this Agreement and the consummation of the Transactions will not, either alone or in combination with any other event, (i) entitle any employee to extra statutory severance pay under any Company Benefit Plan, (ii) result in any payment becoming due, accelerate the time of payment or vesting of benefits, or increase the amount of compensation due under any Company Benefit Plan or (iii) result in any forgiveness of Indebtedness, trigger any funding obligation under any Company Benefit Plan.

(f) None of the Company, its Subsidiaries or any ERISA Affiliate of any of them has any indemnity or gross-up obligation for any excise taxes or penalties or interest that has been or that could be imposed or accelerated under Section 4999 or Section 409A of the Code.

(g) No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of Indebtedness) by any Person who is a “disqualified individual” within the meaning of Section 280G of the Code could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the Transactions, either alone or in combination with any other event.

(h) There are no Proceedings pending or, to the knowledge of the Company, threatened on behalf of or against any Company Benefit Plan other than routine claims for benefits that have been or are being handled through an administrative claims procedure. None of the Company, any of its Subsidiaries, or any of their respective directors, officers, employees or agents has, with respect to any Company Benefit Plan, engaged in or been a party to any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material Tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Company Benefit Plan, or for which the Company or any of its Subsidiaries has any indemnification obligation.

Section 2.10 Contracts.

(a) Section 2.10(a) of the Company Disclosure Letter identifies each of the Contracts to which Company or its Subsidiaries is a party as of the Agreement Date and that meets the following criteria (each, a “Company Material Contract”) and a true, correct and complete copy of each Company Material Contract has been made available to Parent:

(i) a Contract containing any covenant, commitment or other obligation (A) containing “most favored nation” or similar provision or any Contract providing for the grant of exclusive sales, distribution, or marketing rights to another Person, (B) granting any exclusive rights, rights of refusal, rights of first negotiation or similar rights to another Person, (C) limiting in any material respect the right of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person in any line of business that is material to the Company , in each case, that is material to the Company and its Subsidiaries, taken as a whole;

(ii) a Contract pursuant to which Company or its Subsidiaries is a lessor or lessee of any real property or any personal property involving payments in excess of $200,000 per annum;

(iii) a Contract for the sale by Company or its Subsidiaries of products or services (other than sales or purchase orders, rebate agreements, invoices, marketing arrangements or agreements, standard vendor term agreements, or modifications to audit rights under such Contracts entered in the ordinary course of business consistent with past practice) to the 10 largest customers as determined by revenue for the fiscal year ended July 31, 2016;

(iv) a Contract for the purchase by Company or its Subsidiaries of materials, supplies, equipment or services (other than sales or purchase orders, rebate agreements, invoices, marketing arrangements or agreements, standard vendor term agreements, or modifications to audit rights under such Contracts entered in the ordinary course of business consistent with past practice), from the 10 largest suppliers as determined by expenditures in the 12-month period ended July 31, 2016;

(v) a Contract pursuant to which Company or its Subsidiaries has authorized the sale of their respective products with the 10 largest value-added resellers and distributors, each as determined by revenue during the 12-month period ended July 31, 2016;

(vi) a Contract pursuant to which Company or its Subsidiaries has licensed or otherwise been granted rights under any Intellectual Property Rights (including Technology) from a third party for distribution with the Company’s products that is material to the Company and its Subsidiaries, taken as a whole, other than licenses to generally commercially available software or other Technology that have an ongoing cost of $250,000 or less per annum in the aggregate;

(vii) a Contract pursuant to which Company IP is licensed or transferred to any third Person, other than any (A) non-disclosure agreements entered into in the ordinary course of business; and (B) non-exclusive licenses (including software as a service or “SaaS” license) granted in the ordinary course of business or in connection with the sale of the Company’s or its Subsidiaries’ products and services, or as would not be material to the Company and its Subsidiaries, taken as a whole;

(viii) any Contract pursuant to which the Company or any Subsidiary is obligated to perform any development with respect to any product or otherwise develop any Company IP, in each case except in the ordinary course of business or as would not be material to the Company and its Subsidiaries, taken as a whole;

(ix) any Contract relating to the creation, incurrence, assumption or guarantee of any indebtedness for borrowed money, other than any Contract for intercompany Indebtedness between the Company or any of its wholly-owned Subsidiaries, and any of its wholly-owned Subsidiaries;

(x) any Contract pursuant to which the Company or any of its Subsidiaries has (A) acquired or disposed of a business or entity, or assets of a business or Person, whether by way of merger, consolidation, purchase of stock or assets, or (B) has any material ownership interest in any other Person (other than from the Company or its Subsidiaries) and, in each case, that contains material continuing rights or obligations of the Company;

(xi) any Contract that would be required to be filed as an exhibit to an SEC report by Item 601 of Regulation S-K promulgated by the SEC;

(xii) any partnership, joint venture or other similar equity investment agreements that involve a sharing of profits with a third party;

(xiii) any Contract requiring any capital commitment or capital expenditures (including any series of related expenditures) in excess of $250,000;

(xiv) any material Contract between, on the one hand, the Company or any of the Subsidiaries and, on the other hand (A) any Governmental Authority, (B) any prime contractor to any other Governmental Authority or (C) any subcontractor with respect to any Contract described in clauses (A) or (B), other than sales or purchase orders, rebate agreements or invoices under such Contracts entered in the ordinary course of business that do not deviate in any material respect from standard forms made available to Parent (each a “Government Contract”);

(xv) any settlement agreement imposing material future limitations or obligations on the Company or its Subsidiaries; or

(xvi) any collective bargaining agreement or other Contract with any labor organization.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, subject, as to enforceability, to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles, (i) each Company Material Contract is valid and binding on the Company or the applicable Subsidiary of the

Company, as applicable, and is in full force and effect, except to the extent it has previously expired in accordance with its terms, (ii) the Company and each of its Subsidiaries have performed all obligations required to be performed by it to date under each such Company Material Contract and (iii) to the knowledge of the Company, no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Company Material Contract or give any other party to any such Company Material Contract the right to terminate or cancel such Company Material Contract.

(c) As of the Agreement Date, to the knowledge of the Company, there has not been, nor has the Company or any of its Subsidiaries received notice of, any violation of any Company Material Contract by any of the other parties thereto that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has waived any rights under any Material Contract, the waiver of which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2016, the Company has not received, on or prior to the date of this Agreement, any notice in writing from any Person that such Person intends to terminate, or not renew, any Material Contract.

(d) Neither the Company nor any Subsidiary has (a) breached or violated any Law, certification, representation, clause, provision or requirement pertaining to any Government Contract, (b) been suspended or debarred from bidding on government contracts by a Governmental Authority, (c) been audited or investigated by any Governmental Authority with respect to any Government Contract, (d) conducted or initiated any internal investigation or made any disclosure with respect to any alleged or potential irregularity, misstatement or omission arising under or relating to a Government Contract, (e) had any Government Contract terminated by any Governmental Authority or any other Person for default or failure to perform or (f) granted the government unlimited rights or government purpose rights in any data including any software developed by the Company, in each case (a) through (f), which would have or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 2.11 Litigation. As of the Agreement Date, neither the Company nor any of its Subsidiaries is subject to any claim, order, judgment, stipulation, injunction, decree of, or agreement with any Governmental Authority that would reasonably be expected to prevent or materially interfere with or delay the consummation of any of the Transactions or would reasonably be expected to have a Company Material Adverse Effect. As of the Agreement Date, no Proceeding is pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries that would reasonably be expected to prevent or materially interfere with or delay the consummation of the Transactions or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. As of the Agreement Date, (a) none of the directors or officers of the Company or its Subsidiaries are subject to any Proceeding, Order or agreement with any Governmental Authority in their capacity as such directors or officers of the Company, and (b) to the knowledge of the Company, none of the directors or officers of the Company or its Subsidiaries have any Proceeding or Order threatened against them, in each case of clauses (a) and (b), that would reasonably be expected to prevent or materially interfere with or delay the consummation of any of the Transactions or would reasonably be expected to have a Company Material Adverse Effect.

Section 2.12 Intellectual Property.

(a) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, the Company owns, and has good and valid title to, all Company IP (free and clear of all Liens, except for Permitted Liens), none of the Company IP is subject to any Proceeding or outstanding Order restricting the use, distribution, transfer, or licensing thereof by the Company or any of its Subsidiaries or the offering of any of the Company’s or any of its Subsidiaries’ products and services, neither this Agreement nor the Transactions will cause the forfeiture or termination of any Company IP, and neither the Company nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Company IP to any third Person.

(b) To the knowledge of the Company: (i) the conduct of the business of the Company and its Subsidiaries as currently conducted (including the sale and licensing of any of the Company’s and its Subsidiaries’ products and services) does not infringe, misappropriate or violate any Intellectual Property Rights of any third Person in a manner that has or could reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, and (ii) no third Person is currently infringing, misappropriating or violating, in any material respect, any Intellectual Property Rights owned by or exclusively licensed to the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

(c) Section 2.12(c) of the Company Disclosure Letter contains a list as of the Agreement Date of all material Company Registered IP, the jurisdiction in which such item of Company Registered IP has been registered or filed and the applicable registration or serial number. Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, all necessary registration, maintenance and renewal fees currently due in connection with such material Company Registered IP have been made, all necessary documents, recordations and certificates in connection with such material Company Registered IP have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting or maintaining such Company Registered IP and no interference, opposition, reissue, reexamination or other similar Proceeding is pending in which any such material Company Registered IP is being contested or challenged.

(d) As of the Agreement Date, there are no Proceedings pending or, to the knowledge of the Company, threatened in writing that assert infringement, misappropriation, or violation by the Company or any of its Subsidiaries of any Intellectual Property Rights of a third Person in a manner that has or could reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole. Since August 1, 2014, neither the Company nor any of its Subsidiaries has provided any written notice to any third Person claiming that such third Person is infringing, misappropriating or otherwise violating, any material Company IP.

(e) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have taken reasonable steps to maintain the confidentiality of and otherwise protect and preserve through the use of customary non-disclosure agreements the confidentiality of all confidential information that is owned or held by the Company and its Subsidiaries and used in the conduct of the business. Neither the Company nor any Subsidiary has performed developments for any third party except where the Company or a Subsidiary owns or retains a right to use any Intellectual Property Rights developed in connection therewith that is necessary for the operation of its business, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

(f) The Company and the Subsidiaries have implemented and, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, enforce a policy requiring each employee, consultant, and contractor who has contributed to the creation or development of material Intellectual Property Rights for or on behalf of the Company or any of the Subsidiaries to execute a written assignment of rights in such contributions to the Company or one of the Subsidiaries.

(g) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, the Company and the Subsidiaries have not used any software or other Technology that is available under the GNU Affero General Public License (AGPL), GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), Apache License, BSD licenses, or any license that is approved by the Open Source Initiative (www.opensource.org/licenses) or any other software that is licensed pursuant to an open source, public-source, freeware or other similar third party license agreement (collectively, “Open Source Technology”) in a manner that, with respect to Technology that is material to the business of the Company or its Subsidiaries or any of the Company’s or its Subsidiaries’ material revenue generating products or services, would (a) require disclosure or distribution of such Technology in source code form, (b) require the licensing or provision of such Technology for the purpose of making derivative works thereof or (c) impose any restriction on the consideration to be charged for the licensing or distribution of such Technology, and (ii) the Company and each of the Subsidiaries are in compliance in all material respects with the applicable licenses for any such Open Source Technology.

(h) As of the date of this Agreement, the Company and its Subsidiaries possess or, to the knowledge of the Company, has sufficient rights to all Technology used by the Company and its Subsidiaries in the development and maintenance of the products and services of the Company and its Subsidiaries, except as would not be material to the operations of the business of the Company and its Subsidiaries, taken as a whole. Except as would not, individually or in the aggregate, be material to the operations of the business of the Company and its Subsidiaries, taken as a whole, (i) neither the Company or any of the Subsidiaries, nor any other Person acting on its or their behalf, has disclosed, delivered or licensed to any third Person, or permitted the disclosure or delivery to any escrow agent of, and neither the Company nor any of the Subsidiaries have a duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or otherwise make available, any material source code for any product of the Company or any Subsidiary, except for disclosures to Employees, contractors or consultants under binding written non-disclosure agreements, and (ii) to the knowledge of the

Company, there are (A) no defects in any of the products of the Company or any of its Subsidiaries that would prevent the same from performing materially in accordance with the Company’s obligations to customers under written customer agreements; and (B) no viruses, worms, Trojan horses or similar disabling codes or programs in any of the same.

(i) Except as has not been or as would not individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, to the knowledge of the Company, the Company and each of its Subsidiaries (i) maintains policies and procedures regarding the security, privacy, transfer and use of personally identifiable information collected by the Company and each of its Subsidiaries that are commercially reasonable; and (ii) the Company and each of its Subsidiaries is in compliance with such policies and procedures and with applicable Privacy and Security Laws. Except as would not be material to the operations of the business of the Company and its Subsidiaries, taken as a whole, the Company, since August 1, 2014, there have not been, to the knowledge of the Company, any (A) losses or thefts of, or security breaches relating to, personally identifiable information in the possession, custody or control of the Company or any of its Subsidiaries; (B) unauthorized access or unauthorized use of any such personally identifiable information; and (C) improper disclosure of any personally identifiable information in the possession, custody or control of the Company or any Subsidiary or any Person acting on their behalf To the knowledge of the Company, as of the Agreement Date, neither the Company nor any Subsidiary is under investigation by any Governmental Authority for a violation of any Privacy and Security Laws.

(j) Except as has not been or as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) in the last 12 months, there have been no failures, breakdowns, breaches, outages or unavailability of the hardware, firmware, networks, platforms, servers, interfaces, applications, web sites and related systems used in the conduct of business (collectively, the “Business Information Systems”) and (ii) to the knowledge of the Company, the Company and each of its Subsidiaries have taken commercially reasonable measures to ensure that, except as may have been created, stored, or used in connection with the testing or validation of the products and services of the Business, the Business Information Systems are free from any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” (as these terms are commonly used in the computer software industry) or other software routines or hardware components intentionally designed to permit unauthorized access, to disable or erase software, hardware, or data, or to perform any other similar type of unauthorized activities, including by the use of antivirus software with the intention of protecting the Business Information Systems from becoming infected by viruses and other harmful code and by implementing systems and procedures for the monitoring and alerting of any such problems or issues with the Business Information Systems, and such measures include security vulnerability testing of Business Information Systems conducted within the 12 months preceding the Agreement Date, and any material security vulnerabilities identified by such tests have been remediated in all material respects.

(k) Except as would not be material to the business of the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries is under any obligation to license, grant or recognize any rights in any Company IP by, to or from (or for the benefit of) any Governmental Authority on the basis of direct or indirect funding from a

Governmental Authority, other than in the same manner, to the same extent and under standard commercial terms adopted by the Company or the applicable Subsidiary with respect to its sales to commercial customers. Except as would not be material to the Company and its Subsidiaries, taken as a whole no Governmental Authority has any right (other than through the enforcement of generally applicable Law) to restrict the sale, licensing, distribution or transfer of any Company IP in any jurisdiction in which the Company or its Subsidiaries conduct business, nor has any such right been asserted by a Governmental Authority.

Section 2.13 Tax Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and its Subsidiaries have timely filed, taking into account any extensions, all Tax Returns required to be filed by them and have paid all Taxes required to be paid by them other than Taxes that are not yet due or that are being contested in good faith in appropriate Proceedings, (ii) there are no Liens for Taxes on any assets of the Company or its Subsidiaries, (iii) no deficiency for any Tax has been asserted or assessed by a taxing authority against the Company or any of its Subsidiaries which deficiency has not been paid or is not being contested in good faith in appropriate Proceedings, (iv) the Company and its Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid, (v) neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries), (vi) the Company and its Subsidiaries has timely paid or withheld with respect to their employees and other third Persons (and paid over any amounts withheld to the appropriate Tax authority) all United States federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be paid or withheld, and (vii) neither the Company nor any of its Subsidiaries has any material liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor, or otherwise by operation of Law.

(b) No audits or other examinations with regard to Taxes of the Company or any of its Subsidiaries are presently in progress or have been asserted or proposed in writing. Since August 1, 2013, no written claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary, as the case may be, is or may be subject to Tax in that jurisdiction.

(c) Within the past five years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(d) Neither the Company nor any of its Subsidiaries has been a party to a transaction that, as of the Agreement Date, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable U.S. Treasury Regulations thereunder (or a similar provision of state Law).

Section 2.14 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) the Company and each of its Subsidiaries are and have been in material compliance with all Environmental Laws, including the possession of, and the compliance with, all Governmental Authorizations required under Environmental Laws, (b) there has not been any Hazardous Materials Activity by or on behalf of the Company or any of its Subsidiaries (or any Person whose Liability the Company or any of its Subsidiaries have assumed or otherwise become responsible for) in violation of Environmental Laws or in a manner that would reasonably be expected to give rise to a material Liability under any Environmental Laws and (c) neither the Company nor any of its Subsidiaries has received any Environmental Claim, and to the knowledge of the Company, there are no Environmental Claims threatened in writing against the Company.

Section 2.15 Real Property; Personal Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) Section 2.15(b) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the Agreement Date, of all existing leases, subleases, licenses and other agreement pursuant to which the Company or any of its Subsidiaries uses or occupies, or has the right to occupy, now or in the future, any real property involving payments in excess of $200,000 per annum (such property, the “Leased Real Property” and each such lease, sublease, license or other agreement, a “Lease”). The Company has made available to Parent true, correct and complete copies of all Leases (including all material modifications, amendments and supplements thereto). With respect to each Lease and except as would not have a Company Material Adverse Effect or materially and adversely affect the current use by the Company or its Subsidiaries of the Leased Real Property, (i) to the knowledge of the Company, there are no disputes with respect to such Lease, (ii) the Company or one of its Subsidiaries has not collaterally assigned or granted any other security interest in such Lease or any interest therein; and (iii) there are no liens (other than Permitted Liens) on the estate or interest created by such Lease. The Company or one of its Subsidiaries has valid leasehold estates in the Leased Real Property, free and clear of all liens (other than Permitted Liens). To the knowledge of the Company, neither the Company nor any of its Subsidiaries is in material breach of or default pursuant to any Lease.

(c) There are no subleases, licenses or similar agreements (each, a “Sublease”) granting to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy, now or in the future any of the Leased Real Property.

(d) Neither the Company nor its Subsidiaries have received written notice within the 12 months preceding the Agreement Date of any material default under any material lease or sublease.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company owns, and has good and valid title to, all material personal property purported to be owned by it (free and clear of all Liens, except for Permitted Liens), including all material personal property reflected on the Company Financial Statements (except for personal property sold or otherwise disposed of since the date of the Company Financial Statements and any fixtures). This Section 2.15(e) does not address and will not be construed as a representation or warranty regarding Intellectual Property Rights (which are solely addressed in Section 2.12).

Section 2.16 Company Information. The information relating to the Company and its Subsidiaries that is provided by the Company or any of its Subsidiaries for inclusion in the Offer Documents and the Schedule 14D-9 Documents, will not at the time such documents are filed with the SEC or at any time it is amended or supplemented, or at the time it is first published, sent or provided to Company Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Schedule 14D-9 Documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by the Company with respect to the information supplied by Parent or Merger Sub for inclusion by reference in the Schedule 14D-9 Documents.

Section 2.17 Finders; Brokers. Other than Morgan Stanley & Co. LLC (the “Financial Advisor”), the Company has not employed any financial advisor, investment banker, finder, or broker in connection with the Offer, the Merger or other Transactions who would have a valid claim for a fee or commission in connection with the negotiation, execution or delivery of this Agreement or the consummation of any of the Transactions.

Section 2.18 Related Person Transactions. Except for compensation or other employment arrangements in the ordinary course of business or as otherwise disclosed in the Company SEC Documents, there are no Contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K.

Section 2.19 Opinion of Financial Advisor. The Company Board has received the opinion of the Financial Advisor on the date the Company Board approved this Agreement, to the effect that, as of such date and based upon and subject to the assumptions, procedures, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Per Share Merger Consideration to be received by holders of Shares pursuant to this Agreement is fair, from a financial point of view, to such holders of Shares (other than Parent, Merger Sub or their respective Affiliates), a copy of which opinion will be provided to Parent for informational purposes only on a non-reliance basis promptly following receipt by the Company Board.

Section 2.20 Insurance Policies. The Company has made available to Parent and/or Parent Representatives all material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, and employees of the Company and its Subsidiaries (collectively, the “Insurance Policies”). As of the Agreement Date and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Insurance Policies or renewals thereof are in full force and effect, the Company and its Subsidiaries maintain insurance coverage adequate and customary in the industry for the operation of their respective businesses (taking into account the cost and availability of such insurance), and the Company and/or its Subsidiaries are in material compliance with the terms of such Insurance Policies.

Article III.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure schedule delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”) (with the disclosure in any section or subsection of the Parent Disclosure Letter being deemed to qualify or apply to other sections and subsections of this Article III to the extent that it is reasonably apparent from the text of such disclosure that such disclosure is applicable should qualify or apply to such other sections and subsections of this Article III), Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

Section 3.1 Corporate Existence.

(a) Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, and has all requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and Merger Sub are each duly qualified to do business and are each in good standing (to the extent a concept of “good standing” is applicable in the case of any jurisdiction outside the United States) in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The certificate of incorporation and the bylaws of Parent and Merger Sub, respectively, are in full force and effect. Neither Parent nor Merger Sub is in violation of its certificate of incorporation or bylaws, except where such violation would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 3.2 Corporate Authority. Each of Parent and Merger Sub have all necessary corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions, including the Offer and the Merger. The execution and delivery of this Agreement by Parent and Merger Sub and all other agreements and documents contemplated hereby to which either is a party, the performance of Parent and Merger Sub of their respective obligations hereunder and thereunder, and the consummation by Parent and Merger Sub of the Transactions, including the Offer and the Merger, have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to adopt or authorize this Agreement, the performance of their respective obligations hereunder or to consummate the Transactions. This Agreement has been validly executed and delivered by

Parent and Merger Sub, as the case may be, and, assuming the due authorization, execution and delivery by the Company constitutes a legal, valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles.

Section 3.3 Governmental Approvals and Consents; Non-Contravention.

(a) Assuming the conditions of Section 251(h) of the DGCL have been satisfied, no Consent, order, or license from, notice to or registration, declaration or filing with, any Governmental Authority is required on the part of Parent or any of its Subsidiaries in connection with the execution, delivery or performance of this Agreement or the consummation of the Transactions, except (i) the filing with the SEC of the Offer Documents, and the filing with the SEC of such other reports required in connection with the Offer or the Merger under, and such other compliance with, the Exchange Act and the Securities Act and the rules and regulations thereunder, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) for required Consents under any applicable Antitrust Laws, and (iv) such other Consents, the failure of which to obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of its respective obligations hereunder and the consummation by Parent and Merger Sub of the Transactions do not and will not (i) violate or conflict with any provision of the respective certificate of incorporation or bylaws or similar organizational documents of Parent or Merger Sub, (ii) result in any violation or breach of or constitute any default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or a loss of a material benefit under, or result in the creation of any Lien under any Contract to which Parent and/or Merger Sub is subject or is a party, or (iii) assuming compliance with the matters described in Section 3.3(a) and Section 4.4, violate, conflict with or result in any breach under any provision of any Law applicable to Parent or any of its properties or assets, except, in the case of subclauses (ii) and (iii), where such violation, breach, conflict, default, right of termination or cancellation, acceleration, loss of benefit, failure to obtain Consent would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 3.4 Litigation. As of the Agreement Date, neither Parent nor any of its Affiliates is subject to any order, judgment, stipulation, injunction, decree of or agreement with any Governmental Authority, which would reasonably be expected to prevent or materially interfere with or delay the consummation of any of the Transactions or would reasonably be expected to have a Parent Material Adverse Effect. As of the Agreement Date, no Proceeding is pending or, to the knowledge of Parent, threatened in writing against Parent or any of its Affiliates which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 3.5 Financing.

(a) Parent has delivered to the Company a true, accurate and complete copy of (i) the executed debt commitment letter, dated as of the Agreement Date, by and among Merger Sub and the financial institutions party thereto (the “Lenders”; provided that for purposes of this Agreement, the Lenders shall also include, after the date hereof, any financial institutions that become party to the Debt Commitment Letter (as defined below) in accordance with Section 4.5(c) or to any alternative financing effected in accordance with the provisions of Section 4.5(b)), including all exhibits, schedules, annexes and amendments thereto (as amended, restated, replaced, substituted, supplemented, waived or otherwise modified in accordance with Section 4.5(c) or, in the case of an alternative financing, in accordance with Section 4.5(b), (the “Debt Commitment Letter”), pursuant to which, and subject to the terms and conditions of which, the Lenders have committed to lend the amounts set forth therein to Merger Sub for the purpose of funding the Offer, the Merger and the other Transactions (such committed debt financing, together with, unless the context otherwise requires, any debt securities issued in lieu thereof, the “Debt Financing”), and (ii) an executed equity commitment letter, dated as of the Agreement Date, by and among Parent and Sponsor, including all exhibits, schedules, annexes and amendments thereto (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), pursuant to which, and subject to the terms and conditions of which, Sponsor has committed to provide the amounts set forth therein to Parent for the purpose of funding the Offer and the Merger (such committed equity financing, the “Equity Financing” and, together with the Debt Financing, the “Financing”).

(b) As of the Agreement Date, the Commitment Letters are in full force and effect and have not been withdrawn, rescinded or terminated, or otherwise amended or modified in any respect and (ii) each of the Commitment Letters, in the form so delivered, constitutes a legal, valid and binding obligation of Parent or Merger Sub, as applicable, and, to the knowledge of Parent or Merger Sub, the other parties thereto, enforceable against it or them, as the case may be, in accordance with its terms except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles. Except for fee letters with respect to fees and related arrangements with respect to the Debt Financing (the “Debt Fee Letter”), of which Parent has delivered true, accurate and complete copies to the Company on or prior to the Agreement Date (with only fee amounts, pricing caps, “market flex” terms and certain economic terms (none of which would adversely affect the amount or availability or conditionality of the Debt Financing) redacted) and the Limited Guarantee, the Commitment Letters are the only agreements relating to the Financing as of the Agreement Date. Other than as expressly set forth in such Commitment Letters and the Debt Fee Letter, there are no other agreements, side letters, or arrangements relating to the Debt Commitment Letter or the Equity Commitment Letter that could affect the amount, availability or conditionality of the Debt Financing or the Equity Financing. The Equity Commitment Letter provides that the Company is an express third-party beneficiary in connection with Parent’s exercise of its rights under Section 7.7, and that Parent agrees not to oppose the grant of an injunction, specific performance or other equity relief in connection with the exercise of such third party rights.

(c) Assuming the satisfaction of the Offer Conditions (other than the Financing Proceeds Condition) and the conditions set forth in Section 5.1, as of the Agreement

Date, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub, as applicable, under any term of the Commitment Letters or, to the knowledge of Parent or Merger Sub, would (i) make any of the assumptions or any of the statements set forth in the Commitment Letters inaccurate in any material respect, (ii) result in any of the conditions in the Commitment Letters not being satisfied or (iii) otherwise result in the Financing not being available on the Closing Date. As of the Agreement Date, no Lender party to any Debt Commitment Letter has notified Parent or Merger Sub of its intention to terminate any of the commitments under such Debt Commitment Letter or not to provide the Debt Financing. Assuming satisfaction of the Offer Conditions and the conditions in Section 5.1, as of the Agreement Date, each of Parent and Merger Sub has no reason to believe that any of the conditions in the Commitment Letters will fail to be satisfied on a timely basis or that the full amounts committed pursuant to the Commitment Letters will not be available to be funded at the Offer Acceptance Time or at the Closing.

(d) Parent or Merger Sub, as applicable, has fully paid (or caused to be paid) any and all commitment fees or other fees required by the Commitment Letters to be paid on or before the Agreement Date. The aggregate proceeds from the Financing (after netting out applicable fees, expenses, original issue discount and similar premiums and chargers and after giving effect of the maximum amount of flex (including original issue discount flex) provided under the Debt Commitment Letter) constitute all of the financing required for the consummation of the Offer, the Merger and the other Transactions, and are sufficient in amount for Parent to pay the Offer Price for all Shares tendered in the Offer, the Merger Consideration, any other amounts required to be paid in connection with the consummation of the Transactions (including any amounts payable in respect of Company Options, Company RSUs and Company MSUs under this Agreement) and, together with the Company’s cash on hand as of the Closing Date, all associated fees, costs and expenses in connection with the Offer, the Merger and the other Transactions, including the Financing, in each case, to the extent required to be paid on the Closing Date (collectively, the “Required Amount”). The only conditions precedent related to the obligations of Sponsor to fund the full amount of the Equity Financing and the Lenders to fund the full amount of the Debt Financing are expressly set forth in the Equity Commitment Letter and the Debt Commitment Letter and Debt Fee Letter, respectively.

(e) As of the Agreement Date, none of Parent, Merger Sub or any of their respective Affiliates has entered into any Contract, arrangement or understanding (i) awarding any agent, broker, investment banker or financial advisor any financial advisory role on an exclusive basis in connection with the Transactions or (ii) expressly prohibiting any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any Person in connection with a transaction relating to the Company or any of its Subsidiaries in connection with the Transactions.

Section 3.6 Limited Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company a true, accurate and complete copy of the executed limited guarantee, dated as of the Agreement Date, from Sponsor in favor of the Company in respect of certain matters on the terms specified therein (the “Limited Guarantee”). As of the Agreement Date, the Limited Guarantee is in full force and effect and has not been withdrawn, rescinded or terminated, or otherwise amended or modified in any respect. The Limited Guarantee, in the form so delivered, constitutes a legal, valid and binding obligation of Sponsor, enforceable against it in accordance with its terms except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles. As of the Agreement Date, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Sponsor under any term or condition of the Limited Guarantee.

Section 3.7 Solvency. Neither of Parent nor Merger Sub is entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Assuming satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate the Offer and the Merger, the accuracy of the representations and warranties of the Company set forth in Article 2 hereof, and after giving effect to the Transactions and the payment of the aggregate Offer Price and Per Share Merger Consideration, and payment of the Required Amount, the Surviving Corporation will be Solvent immediately after the payment of the Offer Price and as of the Effective Time and immediately after the consummation of the applicable Transactions. For the purposes of this Agreement, the term “Solvent,” when used with respect to any Person, means that, as of any date of determination, (a) the fair value of the assets of such Person and its Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such Person and its Subsidiaries on a consolidated basis, (b) the present fair saleable value of the property of such Person and its Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of such Person and its Subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (c) such Person and its Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date and (d) such Person and its Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured.

Section 3.8 Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, 1,000 shares of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent.

Section 3.9 Parent Information. The information relating to Parent and its Subsidiaries that is provided by Parent or any of its Subsidiaries for inclusion in the Offer Documents and the Schedule 14D-9 Documents, will not, at the time such documents are filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or provided to the Company Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by Parent or Merger Sub with respect to the information supplied by the Company for inclusion by reference in the Offer Documents.

Section 3.10 Stockholder and Management Arrangements. As of the Agreement Date, neither Parent or Merger Sub nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any arrangements or other understandings with any stockholder (other than any existing limited partner of the Sponsor or any of its Affiliates), director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Merger or (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which any (i) such holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Offer Price in respect of such holder’s shares of Company Common Stock, (ii) such holder of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal or (iii) such stockholder, director, officer, employee or other Affiliate of the Company has agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

Section 3.11 Ownership of Shares. Except as disclosed on Section 3.11 of the Parent Disclosure Letter, none of Parent, Merger Sub or any of their directors, officers, general partners or Affiliates (a) owns any shares of Company Common Stock as of the Agreement Date or (b) is, nor at any time during the last three years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

Section 3.12 Operations of Merger Sub. Merger Sub is a wholly-owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

Section 3.13 Finders; Brokers. Parent has not employed any financial advisor, investment banker, finder, or broker in connection with the Offer, the Merger or other Transactions who would have a valid claim for a fee or commission in connection with the negotiation, execution or delivery of this Agreement or the consummation of the Transactions.

Section 3.14 Independent Investigation. Parent has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, and prospects of the Company, which investigation, review and analysis was done by Parent and its Affiliates and representatives. In entering into this Agreement, Parent acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Company or its representatives (except the representations and warranties contained in Article II). Except for the representations and warranties contained in Article II, Parent acknowledges and agrees that none of the Company, any of its Subsidiaries and Affiliates and no other Person makes, nor is Parent or Merger Sub relying on, any other express, implied or statutory representation or warranty with respect to or on behalf of, the Company, its Subsidiaries or Affiliates or their respective businesses or with respect to any other information provided or made available to Parent, Merger Sub or Parent Representatives in connection with the Offer, the Merger or the other Transactions, including the accuracy or completeness thereof. Parent acknowledges that there are assumptions inherent in making any projections, estimates and budgets, Parent is familiar with such uncertainties and that Parent is responsible for making its own evaluation of the Company and shall have no claim against the Company with respect thereto. This Section 3.14 shall not apply in the case of any fraud by the Company or its Affiliates.

Article IV.

CERTAIN COVENANTS

Section 4.1 Covenants of the Company. Except as (i) provided or permitted herein, (ii) set forth in Section 4.1 of the Company Disclosure Letter or (iii) consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the period commencing on the Agreement Date and ending at the Effective Time or such earlier date as this Agreement may be terminated in accordance with its terms (the “Pre-Closing Period”), the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (a) act and carry on its business in the ordinary course of business consistent with past practice and (b) (i) preserve intact its material assets, properties, Contracts or other legally binding understandings, licenses and business organizations; (ii) keep available the services of its current officers and key employees; and (iii) preserve the current relationships with customers, suppliers, distributors, lessors, licensors, licensees, creditors, contractors and other Persons with which the Company or any of its Subsidiaries has business relations. Without limiting the generality of the foregoing, except as expressly provided or permitted herein, as set forth in Section 4.1 of the Company Disclosure Letter or as required by applicable Law, during the Pre-Closing Period the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to its parent), (ii) adjust, split, combine or reclassify any Company Security or issue or authorize the issuance of any Company Security in respect of, in lieu of or in substitution for shares of its capital stock or any of its other Equity Interests or (iii) purchase, redeem or otherwise acquire any Company Security, except, in the case of this clause (iii), for the acquisition of Shares (A) from holders of Company Options in full or partial payment of the exercise price payable by such holder upon exercise of Company Options to the extent required or permitted under the terms of such Company Options or (B) from holders of Company RSUs or Company MSUs in full or partial payment of any Taxes payable by such holder upon the settlement of Company RSUs or Company MSUs to the extent required or permitted under the terms of such Company RSUs or Company MSUs;

(b) issue, deliver, sell, pledge, dispose of, grant, transfer or authorize the issuance, delivery, sale, pledge, disposition or grant of any Company Security of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or any other ownership interest (including any such interest represented by Contract rights), of the Company or any of its Subsidiaries, other than (i) upon the exercise or settlement of Company Options, Company RSUs and Company MSUs that are outstanding on the Agreement Date solely in accordance with their terms as of the Agreement Date, (ii) by a wholly-owned

Subsidiary of such Subsidiary’s capital stock to the Company or another wholly-owned Subsidiary of the Company, or (iii) grants in connection with promotions or new hires or otherwise to employees, in each case, in the ordinary course of business consistent with past practice, and in any event not to exceed 100,000 Shares in the aggregate;

(c) amend the Company Certificate or Company Bylaws, or the certificate of incorporation, bylaws or other comparable charter, formation or organizational documents of any Subsidiary of the Company;

(d) acquire by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof;

(e) sell, lease, license, transfer, abandon, guarantee, exchange, mortgage, incur, pledge, or otherwise dispose of or encumber any properties or assets, tangible of intangible, of the Company or of any of its Subsidiaries, in each case in excess of $250,000 individually, other than the sale, lease, or licensing of products or services of the Company and its Subsidiaries in the ordinary course of business and capital expenditures permitted by (or consented to by Parent) in Section 4.1(g);

(f) incur, create, assume or otherwise become liable for Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than any wholly-owned Subsidiary of the Company in the ordinary course of business consistent with past practice) for any Indebtedness or issue or sell options, warrants, calls or other rights to acquire any Indebtedness of the Company or any of its Subsidiaries, or take any action that would result in any amendment, modification or change of any term of any Indebtedness of the Company or any of its Subsidiaries, except (i) cash management and treasury activities entered into in the ordinary course of business up to $1,500,000 in the aggregate, including letters of credit, or (ii) loans between the Company and its wholly-owned Subsidiaries or between the Company’s wholly-owned Subsidiaries;

(g) make any capital expenditures or other expenditures with respect to property, plant or equipment that in the aggregate exceed (i) $1,000,000 if the Closing occurs within 90 days after the Agreement Date or (ii) $1,750,000 if the Closing occurs more than 90 days after the Agreement Date;

(h) increase the compensation or benefits payable or to become payable to its directors, officers or employees, except for (i) increases in base salary or wages (other than with respect to executive officers) in the ordinary course of business consistent with past practice and not to exceed 10% individually, (ii) payments of bonuses pursuant to the terms of the Company’s 2017 bonus plan or pursuant to the terms of any Company Benefit Plan or other Contract as in effect as of the Agreement Date or (iii) increases of salary, wages and target incentive compensation in connection with the promotion of an existing employee (other than executive officers) in amounts consistent with past practice for such positions;

(i) grant any rights to severance or termination pay to, or enter into or amend any employment or severance agreement with, any director, officer, employee, independent contractor, or consultant of the Company or any of its Subsidiaries (or any of their respective dependents or beneficiaries), or establish, adopt, enter into or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, employee, independent contractor, or consultant or any of their respective dependents or beneficiaries, or establish, adopt, enter into or amend any plan, program or arrangement that would be a Company Benefit Plan or Company Equity Plan if in existence on the Agreement Date, except (i) as required by any Company Benefit Plan of the Company or any of its Subsidiaries or policies with respect to severance or termination pay in existence on the Agreement Date or (ii) in connection with new hires, or in connection with any promotion, in the ordinary course of business consistent with past practice;

(j) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan or Company Equity Plan, except as contemplated in Section 1.7(a) or as required by any Company Benefit Plan in effect on the Agreement Date;

(k) (i) terminate the employment of any executive officer other than for “cause” or (ii) hire any new employees, except for non-officer employees with a base salary of less than $200,000 per year;

(l) implement or adopt any material change in financial accounting policies, practices or methods, other than as may be required by GAAP or regulatory guidelines;

(m) settle any Proceedings if such settlement would require a payment by the Company in excess of $400,000 in any individual case or series of related cases or $2,000,000 in the aggregate, other than (i) as required by their terms as in effect on the Agreement Date and made available to Parent, or (ii) claims reserved against in the Company Financial Statements (for amounts not materially in excess of such reserves); provided that, in the case of each of (i) or (ii), the payment, discharge, settlement or satisfaction of such Proceeding involves solely the payment of money;

(n) (i) change or rescind any material Tax election, (ii) change any annual Tax accounting period or any material method of Tax accounting, (iii) file any income or other material Tax Return relating to the Company or any of its Subsidiaries that has been prepared in a manner that is materially inconsistent with the past practices of the Company or such Subsidiary, as applicable, (iv) file any amended income or other material Tax Return that could materially increase the Taxes payable by the Company or its Subsidiaries, (v) settle, compromise, or abandon any claim, investigation, audit or controversy relating to material Taxes, or (vi) enter into any closing agreement with respect to any material Tax;

(o) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiary (other than the Merger);

(p) other than a renewal of a Contract on terms no less favorable in all material respects in the aggregate to Company or its Subsidiaries, enter into any new Contract, or modify or amend an existing Contract, if such Contract (as so modified or amended, if applicable) (i) contains any non-competition agreement, exclusivity agreement or any other agreement or obligation which purports to limit in any respect (x) the ability of the Company or any of its Subsidiaries to solicit customers or (y) the manner in which, or the localities in which the Company or any of its Subsidiaries, or following consummation of the Transactions, Parent’s businesses, is or would be conducted, (ii) provides for indemnification by the Company or its Subsidiaries of any Person, other than customary agreements relating to the indemnity of directors, officers and employees of the Company and its Subsidiaries and indemnifications made in the ordinary course of business consistent with past practice, (iii) is a joint venture, joint product development or partnership agreement, (iv) grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of their Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or properties related to the Business (whether prior to or following the completion of the Merger), (v) contains a “most favored nation” clause or (vi) restricts the use of the Company IP;

(q) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(r) adopt or implement any stockholder rights plan or similar arrangement, in each case, applicable to the Merger or any other transaction consummated pursuant to Parent’s rights under Section 4.3(f)(iii);

(s) other than in the ordinary course of business consistent with past practice in an aggregate amount not to exceed $100,000, make any loans, advances or capital contributions to, or investments in, any Person (other than loans, advances or capital contributions to the Company or any direct or indirect wholly-owned Subsidiary of the Company or advances in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries);

(t) effectuate a “plant closing,” “mass layoff” (each as defined in WARN) or other employee layoff implicating WARN;

(u) enter into, amend or terminate any collective bargaining agreement, or agreement to form a work council or other agreement with any labor organization or works council

(v) enter into any new line of business other than any line of business that is a reasonably foreseeable extension of any line of business as of the Agreement Date;

(w) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice; or

(x) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control, direct or interfere with the operations of the Company prior to the Effective Time.

From and after the Pre-Closing Period, neither Parent nor Merger Sub shall engage in any activity of any nature except for activities related to or in furtherance of the Transactions and the Financing or as otherwise provided in or expressly contemplated herein.

Notwithstanding anything to the contrary in this Section 4.1, the Parties acknowledge and agree that (i) nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations (including for purposes of the HSR Act) prior to the Effective Time and (ii) no consent of Parent shall be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any Competition Laws. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision over its operations.

Section 4.2 Access to Information; Confidentiality.

(a) During the Pre-Closing Period, the Company shall, and shall cause each of its Subsidiaries to and shall cause its directors, officers, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, the “Company Representatives”) to, at Parent’s sole expense, (i) provide to Parent, Merger Sub and their respective officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, the “Parent Representatives”) reasonable access, at reasonable times during normal business hours, upon reasonable prior notice to the Company, to the officers, agents, properties, offices and other facilities of the Company and its Subsidiaries, and to the books and records thereof (including Tax Returns, but excluding any confidential information contained in personnel files to the extent the disclosure of such information is prohibited by Privacy and Security Laws and anything that relates to the negotiation and execution of this Agreement, the process that led to the negotiation and execution of this Agreement or, subject to the disclosure requirements set forth in Section 4.3, to any Acquisition Proposal), and, with the Company’s consent (such consent not to be unreasonably withheld, delayed or conditioned), to the employees of the Company and its Subsidiaries and (ii) furnish as promptly as reasonably practicable such information concerning the business, properties, Contracts, assets, Liabilities, Personnel and other aspects of the Company and its Subsidiaries as Parent or the Parent Representatives may reasonably request; provided that none of the Company, any of its Subsidiaries or any Company Representative shall be required to provide access to or to disclose information where such access or disclosure would (x) contravene any applicable Law, Order or Contract of the Company or any of its Subsidiaries, (y) reasonably be expected to violate or result in a loss or impairment of any attorney-client, legal or work product privilege or (z) expose the Company to risk of liability for disclosure of sensitive of personal information; provided, further, that with respect to the foregoing clauses (x), (y), and (z), to the extent reasonably requested by Parent, the Company shall use its commercially reasonable efforts to, as applicable, (1) obtain the required consent of any such third party to provide such inspection or disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent, and (3) utilize the procedures of a joint defense agreement or implement such other techniques if the Company determines that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. No investigation conducted pursuant to this Section 4.2(a) shall affect or be deemed to qualify, modify or limit any representation or warranty made by the Company in this Agreement. Notwithstanding anything to the contrary in the foregoing, in no event shall Company, any of its Subsidiaries or any Company Representative be required to provide information specifically relating to the evaluation, deliberation or minutes of the Company Board (or any committee thereof) related to the Transactions, the strategic and financial alternatives process leading thereto, or any information or materials provided to the Company Board (or any committee thereof) in connection therewith.

(b) Parent, Merger Sub and the Company, and each of their respective Subsidiaries and Affiliates shall, and shall cause the Parent Representatives or Company Representatives, as applicable, to keep all information received pursuant to this Section 4.2, Section 4.17 or otherwise in connection with the Transactions (including information received prior to the Agreement Date) confidential to the extent required by the Confidentiality Agreement, and use such information solely in connection with the implementation of the Transactions or as otherwise permitted by the Confidentiality Agreement. Notwithstanding the foregoing, Parent, Merger Sub and the Company, and each of their respective Subsidiaries and Affiliates, and the Parent Representatives or Company Representatives, as applicable, shall be permitted to disclose all or any part of such information as may be required by applicable Law, by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Authority, as determined in good faith by the Party making such disclosure; provided that except to the extent prohibited by applicable Law, each Party shall promptly notify the other Party of the existence, terms and circumstances surrounding such a requirement or obligation reasonably in advance of such disclosure.

Section 4.3 No Solicitation of Transactions.

(a) Promptly after the Agreement Date, subject to the other provisions of this Section 4.3, the Company shall, and shall instruct the Company Representatives to, cease and cause to be terminated any discussions or negotiations with any Person that may be ongoing with respect to an Acquisition Proposal, or any Acquisition Inquiry, shall terminate “data room” access to such Persons, and request the prompt return or destruction of all non-public information concerning the Company or its Subsidiaries theretofore furnished to any such Person with whom a confidentiality agreement was entered into at any time within the three-month period immediately preceding the Agreement Date and will cease providing any further information with respect to the Company or any Acquisition Proposal (including turning off any datarooms maintained by the Company) to any such Person or its Representatives; provided, that the Company may engage in discussions and negotiations with (and disclose the terms of this Agreement to) any Excluded Party until 11:59 p.m. on September 30, 2016 (the “Excluded Party Deadline”), and the restrictions in Section 4.3(b)(i), (iii) and (vi) below shall not apply with respect thereto until after the Excluded Party Deadline (and thereafter the provisions of this Section 4.3, including Section 4.3(b)(i), (iii) and (vi) shall apply with respect to such Excluded Party).

(b) Except as permitted by this Section 4.3, from the Agreement Date until the earlier to occur of the valid termination of this Agreement pursuant to Article VI and the Effective Time, the Company agrees that it shall not, and shall cause its Subsidiaries not to, and the Company shall not authorize or instruct any Company Representatives to:

(i) initiate, solicit, or knowingly encourage, facilitate or induce the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or otherwise knowingly cooperate with or knowingly assist or participate in the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry;

(ii) approve, endorse or recommend any proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal;

(iii) engage in, participate or continue discussions or negotiations with any Person with respect to an Acquisition Proposal or Acquisition Inquiry (it being understood that the foregoing shall not prohibit the Company or the Company Representatives from making such Person aware of the restrictions of this Section 4.3 in response to the receipt of an Acquisition Proposal or Acquisition Inquiry, or clarifying the terms of any such Acquisition Proposal);

(iv) enter into any merger agreement, letter of intent, term sheet, agreement in principle, memorandum of understanding, share purchase agreement, asset purchase agreement, share exchange agreement or other similar agreement constituting or relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement as permitted by Section 4.3(c)) (an “Alternative Acquisition Agreement”) or enter into any Contract or agreement requiring the Company to abandon, terminate or fail to consummate the Transactions;

(v) terminate, waive, amend or modify any provision of, or grant permission under, any confidentiality agreement to which the Company or any of its Subsidiaries is a party;

(vi) furnish to any Person (other than to Parent, Merger Sub or any designees of Parent or Merger Sub) any information relating to the Company or any of its Subsidiaries or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries (other than Parent, Merger Sub or any designees of Parent or Merger Sub), in any such case to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any Acquisition Proposal or Acquisition Inquiry;

(vii) waive the applicability of all or any portion of a Takeover Law in respect of any Person (other than Parent and its Affiliates); or

(viii) resolve or agree to take any of the foregoing actions.

The Company agrees that all references to the Company in this Section 4.3(b) shall include its Representatives and that any material breach of this Section 4.3(b) by any of its Representatives will be deemed to be a breach of this Agreement by the Company.

(c) Notwithstanding anything in this Agreement to the contrary, at any time following the Agreement Date and prior to the Offer Acceptance Time, in response to a bona fide written Acquisition Proposal that did not result from a breach of the terms of this Section 4.3 (a “Qualifying Acquisition Proposal”) that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes, or would reasonably be expected to lead to or result in, a Superior Proposal, the Company and the Company Representatives shall be permitted to (i) furnish to the Person that has made the Qualifying Acquisition Proposal (and such Person’s representatives) information relating to the Company and its Subsidiaries and/or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in each case pursuant to an Acceptable Confidentiality Agreement, and (ii) engage or participate in discussions or negotiations with the Person (or such Person’s representatives) that has made the Qualifying Acquisition Proposal.

(d) The Company shall promptly (and in any event within 48 hours) (i) provide Parent written notice of the receipt by the Company of any (1) Acquisition Inquiries or (2) Acquisition Proposals (including, for the avoidance of doubt, any Acquisition Inquiry or Acquisition Proposal received from any Excluded Party), (ii) disclose to Parent the material terms of any such Acquisition Proposal (provided that the Company shall not be required to disclose the identity of the Person making such Acquisition Proposal if such disclosure is prohibited by the terms of a confidentiality agreement with such Person that is in effect on the Agreement Date) and (iii) provide or make available to Parent all material information and documents provided or made available by the Company, its Subsidiaries or any Company Representative to any Person with respect to any such Acquisition Inquiry or Acquisition Proposal to the extent such information was not previously provided or made available to Parent. The Company will keep Parent reasonably informed in all material respects on a reasonably prompt basis (and in any event within 24 hours of any material development) of the status and details (including material amendments) of any such Acquisition Proposal or Acquisition Inquiry. The Company shall promptly, and in any event within 24 hours, following a determination by the Company Board that an Acquisition Proposal is a Superior Proposal, notify Parent of such determination.

(e) Except as permitted by Section 4.3(f), the Company Board shall not (i) (1) withdraw, change, amend, modify or qualify or publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (2) fail to include the Company Board Recommendation in the Schedule 14D-9 Documents and permit Parent and Merger Sub to include the Company Board Recommendation in the Offer Documents, (3) approve, adopt, endorse, or recommend to the Company Stockholders, or publicly propose to approve, adopt, endorse, declare advisable or recommend to the Company Stockholders, any Acquisition Proposal, (4) subject to clause (5) below, fail to publicly reaffirm the Company Board Recommendation within three Business Days after Parent so requests in writing following any public statement by a member of the Company Board expressing opposition to the Offer or the Offer Price (it being understood that the Company will have no obligation to make such reaffirmation on more than three separate occasions), or (5) make or fail to make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) within 10 Business Days after the commencement of a tender or exchange offer in connection with such Acquisition Proposal (actions prohibited by this clause (i) being referred to as a “Change of Board Recommendation”) or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement.

(f) Notwithstanding anything in this Agreement to the contrary, the Company Board may at any time prior to the Offer Acceptance Time (x) effect a Change of Board Recommendation and/or (y) terminate this Agreement pursuant to Section 6.1(e), if (i) the Company receives a Qualifying Acquisition Proposal that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal and (ii) the Company Board determines in good faith (after consultation with its outside legal counsel) that its failure to effect a Change of Board Recommendation or terminate this Agreement pursuant to Section 6.1(e) would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law; provided that the Company Board may not effect a Change of Board Recommendation pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless in each case:

(i) the Company shall have provided prior written notice to Parent, at least three calendar days in advance (the “Superior Proposal Notice Period”), that the Company Board has resolved to effect such a Change of Board Recommendation (which notice itself shall not constitute a Change of Board Recommendation) or terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal absent any revision to the terms and conditions of this Agreement, which notice shall specify the material terms and conditions of such Superior Proposal and the identity of the Person or “group” of Persons making such Superior Proposal, and shall have contemporaneously provided the relevant proposed definitive transaction agreements with the Person making such Superior Proposal;

(ii) if requested by Parent, the Company shall have negotiated with, and shall have caused the Company Representatives to negotiate with, Parent in good faith during the Superior Proposal Notice Period to make any bona fide modifications proposed by Parent to the terms and conditions of this Agreement so that such Superior Proposal would cease to constitute a “Superior Proposal” hereunder;

(iii) either (A) Parent shall not have, prior to the expiration of the Superior Proposal Notice Period, made a written offer to modify the terms of this Agreement that would, upon the Company’s acceptance thereof, be binding on Parent or (B) the Company Board (after consultation with its financial advisor and outside legal counsel) shall have determined in good faith, after considering the terms of any irrevocable written offer by Parent to modify the terms of this Agreement, that such Superior Proposal still constitutes a Superior Proposal (it being understood and agreed that any change to the financial or other material terms of an Acquisition Proposal that was previously the subject of a notice hereunder shall require a new notice to Parent as provided above, but with respect to any such subsequent notices references herein to a “three calendar day period” shall be deemed references to a “one Business Day period”); and

(iv) in the event of any termination of this Agreement in order to cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company will have validly terminated this Agreement in accordance with Section 6.1(e), including paying the Termination Fee in accordance with Section 6.2(b)(i).

(g) Notwithstanding anything in this Agreement to the contrary, the Company Board may effect a Change of Board Recommendation prior to the Offer Acceptance Time if an Intervening Event occurs and the Company Board determines in good faith (after consultation with its outside legal counsel) that its failure to effect a Change of Board Recommendation would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law; provided that the Company Board may not effect such Change of Board Recommendation unless:

(i) the Company shall have provided prior written notice to Parent, at least three (3) calendar days in advance (the “Intervening Event Notice Period”), of its intention to effect such a Change of Board Recommendation (which notice itself shall not constitute a Change of Board Recommendation), which notice shall specify the details of such Intervening Event and the basis upon which the Company Board intends to effect a Change of Board Recommendation;

(ii) if requested by Parent, the Company shall have negotiated with, and shall have caused the Company Representatives to negotiate with, Parent in good faith during the Intervening Event Notice Period to make any bona fide modifications proposed by Parent to the terms and conditions of this Agreement so as to obviate the need to effect a Change of Board Recommendation; and

(iii) either (A) Parent shall not have, prior to the expiration of the Intervening Event Notice Period, made an irrevocable written offer to modify the terms of this Agreement that would, upon the Company’s acceptance thereof, be binding on Parent or (B) the Company Board (after consultation with its financial advisor and outside legal counsel) shall have determined in good faith, after considering the terms of any irrevocable written offer by Parent to modify the terms of this Agreement, that the failure to make a Change of Board Recommendation in connection therewith would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law.

(h) The Company shall keep confidential any proposals made by Parent to modify the terms of this Agreement, other than in the event of any amendment to this Agreement and to the extent required by applicable Law to be disclosed in any Company SEC Documents.

(i) Nothing contained in this Agreement shall prohibit the Company Board from taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9, Item 1012 of Regulation M-A or otherwise complying with the provisions of Rule 14d-9 or Item 1012 under the Exchange Act or from making any disclosure to the Company

Stockholders if the Company Board determines in good faith (after consultation with its outside legal counsel) that its failure to do so would be reasonably likely to be inconsistent with applicable Law, it being understood that any such statement or disclosure made by the Company Board (or a committee thereof) pursuant to this sentence must be subject to the terms and conditions of this Agreement and that nothing in the foregoing will be deemed to permit the Company or the Company Board (or a committee thereof) to effect a Change of Board Recommendation other than in accordance with Section 4.3(e). In addition, none of the following shall be deemed to be a Change of Board Recommendation: (i) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (ii) an express rejection of any applicable Acquisition Proposal, (iii) an express reaffirmation of the Company Board Recommendation and/or (iv) a factually accurate public statement that describes the Company’s receipt and review of an Acquisition Proposal, the terms thereof and the identity of the Person making such Acquisition Proposal, and the operation of this Agreement with respect thereto.

(j) No Change of Board Recommendation shall change the approval of the Company Board for purposes of causing any Takeover Law to be applicable to the Transactions. Notwithstanding anything to the contrary in the foregoing, any action that may be taken by the Company Board under this Section 4.3 may also be taken by a duly constituted committee thereof.

Section 4.4 Appropriate Action; Consents; Filings.

(a) Prior to the Effective Time, the Company shall use its reasonable best efforts to obtain any Consents of third parties with respect to any Contracts of the Company or any of its Subsidiaries, as may be necessary or appropriate for the consummation of the Transactions or required by the terms of any Contract of the Company or any of its Subsidiaries as a result of the execution, performance or consummation of the Transactions to the extent reasonably requested in writing by Parent, so as to maintain and preserve the benefits to the Surviving Corporation of such Contract as of and following the consummation of the Transactions; provided that without its consent (such consent to be given or withheld in its sole discretion), the Company shall not be required to pay any amount or change Contract terms or its business practices in order to obtain any such Consent.

(b) Subject to Section 4.4(c) and the other terms and conditions of this Agreement, the Company and Parent agree, and Parent and the Company each agree to cause its Subsidiaries to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the Transactions and to use their respective reasonable best efforts to cause the Offer Conditions and the conditions to each Party’s obligation to consummate the Transactions as set forth in Section 5.1 to be satisfied as promptly as practicable (but in no event later than the Outside Date), including using their reasonable best efforts (i) to obtain all Governmental Consents required for the consummation of the Offer and the Merger, (ii) to effect all such necessary registrations and filings with the Governmental Authorities in order to consummate and make effective the Offer, the Merger and the other Transactions, (iii) to comply with all requirements under applicable Law which may be imposed on it with respect to this Agreement and the Merger and (iv) to defend any Proceedings, whether judicial or administrative, brought under, pursuant to or relating to any regulatory Law challenging this Agreement or the consummation of the Transactions. The Parties shall cooperate fully with each other to the extent necessary in connection with the foregoing.

(c) In connection with the efforts referenced in Section 4.4(b) and without limiting the generality of the undertaking pursuant thereto, Parent and Company shall promptly make all filings that may be required for the satisfaction of the condition set forth in paragraph (ii) of Exhibit B (Offer Conditions) by each of them in connection with the consummation of the Transactions, which, in any event, shall be made within 10 Business Days following the Agreement Date with respect to the initial filings required under the HSR Act and all other applicable Antitrust Laws. In addition, Parent and the Company agree, and shall each cause each of its Subsidiaries, to cooperate and to use their reasonable best efforts to obtain any Governmental Consents required for the consummation of the Offer and the Merger as contemplated by Section 4.4(b) above as promptly as possible, including to make all other necessary filings, notifications or registrations within 15 Business Days of the Agreement Date to obtain all Governmental Consents, to respond as promptly as practicable to any requests for information from any Governmental Authority, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an “Antitrust Order”) that restricts, prevents or prohibits the consummation of the Merger or any other transaction contemplated by this Agreement under any Antitrust Law. Each Party shall furnish to the other such necessary information and assistance as the other Party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any Governmental Authority. Neither Party shall Consent to any voluntary extension of any statutory deadline or withdraw its notification and report form pursuant to the HSR Act or any other filing made pursuant to any Antitrust Law or other regulatory Law unless the other Party has given its prior written Consent to such extension or delay.

(d) Parent and the Company will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other in advance (to the extent legally permissible), any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with Proceedings under or relating to any Antitrust Laws. Without limiting the generality of the foregoing, in connection with this Agreement and the Transactions, the Parties agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to any Antitrust Laws, (ii) give each other an opportunity to participate in each of such meetings, (iii) give each other reasonable advance notice of all substantive and material oral communications with any Governmental Authority relating to any Antitrust Laws, (iv) if any Governmental Authority initiates a substantive oral communication regarding any Antitrust Laws, to promptly notify the other Party of the substance of such communication, (v) provide each other with a reasonable advance opportunity to review and comment upon all material written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Authority regarding any Antitrust Laws and (vi) provide each other with copies of all written communications from any Governmental Authority relating to any Antitrust Laws. Any disclosures or provision of copies by one Party to the other may be made on an outside counsel basis, if appropriate. Except as prohibited or restricted by applicable Law, each Party or its attorneys shall provide the other Party or its attorneys the opportunity to make copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof) between such Party or its representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement or the Transactions.

(e) Each of Parent and the Company shall notify and keep the other advised as to (i) any material communication from any Governmental Authority regarding any of the Transactions and (ii) any litigation or administrative Proceeding pending and known to such Party, or to its knowledge threatened, that challenges, or would challenge, the Transactions.

(f) If any objections are asserted with respect to the Transactions under any Antitrust Law or if any suit is instituted or threatened by any Governmental Authority or any private party challenging any of the Transactions as violating any Antitrust Law or if a filing pursuant to Section 4.4(b) is reasonably likely to be rejected or conditioned by a Governmental Authority, then each of the Parties shall use reasonable best efforts to resolve such objections or challenges as such Governmental Authority or other Person may have to such transactions so as to permit consummation of the Transactions as soon as practicable and in any event prior to the Outside Date. Without limiting the generality of the foregoing, Parent shall, and shall cause each of its Subsidiaries to, use its and their reasonable best efforts to avoid or eliminate any concerns on the part of, or to satisfy any conditions imposed by, any Governmental Authority under any Antitrust Law or any other Person so as to enable the Parties to consummate the Transactions as promptly as practicable, and in any event prior to the Outside Date, including (i) proposing, negotiating, offering to commit and effect (and if such offer is accepted, committing to and effecting), by consent decree, hold separate order or otherwise, the sale, divestiture, license or disposition of such assets or businesses of Parent or its Subsidiaries and Affiliates, now owned or hereafter sought to be acquired, (ii) terminating or amending any existing relationships and contractual rights and obligations of Parent or its Subsidiaries and Affiliates, or (iii) otherwise offering to take or offering to commit to take any action which it is capable of taking, and if the offer is accepted, taking or committing to take, such actions as are necessary, whether or not such actions limit or modify Parent’s rights of ownership in, or ability to conduct the business of, one or more of its operations, divisions, businesses, product lines, customers or assets, including, after the Closing, the business of the Company, in each case as if it is determined that such action is necessary in order to obtain all Governmental Consents necessary to satisfy the condition set forth in paragraph (ii) of Exhibit B (Offer Conditions) prior to the Outside Date and/or to avoid the entry of, or to effect the dissolution of, any Antitrust Order which would have the effect of preventing or delaying the consummation of the Offer and the Merger and the other Transactions beyond the Outside Date. In connection therewith, Parent shall use its reasonable best efforts to ensure that (x) no requirement for a Consent of the Federal Trade Commission, the Antitrust Division of the Department of Justice, any State Attorney General or other Governmental Authority, (y) no Order or Proceeding, and (z) no other matter relating to any Antitrust Law, would preclude consummation of the Offer and the Merger prior to the Outside Date. Notwithstanding anything to the contrary in this Agreement, in no event will Parent or its Subsidiaries and Affiliates be obligated pursuant to this Agreement to, and the Company will not without the written consent of Parent, sell, divest, license or hold separate any capital stock or other Equity Interest, assets (whether tangible or intangible), rights, products or businesses, or to take or commit to take any action, that would be reasonably expected to (1) materially adversely affect the business of the Surviving Corporation and its Subsidiaries, taken as a whole or (2) to the extent such sale divestiture, license or disposition impacts any Affiliate, materially adversely affect the business of the Affiliate and the Affiliate’s Subsidiaries, taken as a whole. In furtherance of the foregoing, each Party shall keep the other Party informed of all material matters, discussions and activities relating to any of the matters contemplated by this Section 4.4(f).

(g) During the Pre-Closing Period, except as required by this Agreement, Parent and its Affiliates shall not, without the prior written consent of the Company, engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into by Parent or any of its Affiliates, that would reasonably be expected to have a Parent Material Adverse Effect. Without limiting the generality of the foregoing, none of Parent, its Subsidiaries, or their respective Affiliates shall, and shall not cause any Person to, acquire (whether via merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any assets of or any equity in any other Person or any business or division thereof, if that acquisition or agreement would reasonably be expected to (i) materially increase the risk of not obtaining any Governmental Consent required in connection with the Transactions, (ii) materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Transactions, or materially increase the risk of not being able to remove any such order on appeal or otherwise, or (iii) prevent or materially delay receipt of any Governmental Consent required in connection with the Transactions.

(h) No action by the Company taken in compliance with Section 4.3 will be considered a violation of this Section 4.4.

Section 4.5 Parent Financing.

(a) Parent and Merger Sub, as applicable, shall, and shall cause its Affiliates to, use its reasonable best efforts to obtain the Financing on the terms and subject only to the conditions described in the Commitment Letters and the Debt Fee Letter (including the market flex provisions therein), including using its reasonable best efforts to (i) promptly negotiate definitive agreements on the terms (including any market flex provisions) and subject only to the conditions contained in the Debt Commitment Letter (including any market flex provisions) so that such agreements are in effect on the Closing Date, (ii) promptly satisfy (or obtain a waiver to) or cause the satisfaction (or waiver) of all conditions in the Commitment Letters and the definitive agreements for the Financing applicable to Parent or Merger Sub, as applicable, and within Parent’s or Merger Sub’s control (the “Financing Agreements”), (iii) consummate the Financing on or prior to the date on which the consummation of the Offer is required to occur, (iv) accept (and comply with) to the fullest extent all “flex” provisions contemplated by the Debt Commitment Letter, the Debt Fee Letter and the Financing Agreements to the extent such “flex” provisions are exercised in accordance with the terms thereof, (v) enforce its rights under the Commitment Letters, (vi) comply with and maintain in effect the Commitment Letters and (vii) in the event that the Offer Conditions and the conditions set forth in Section 5.1 and the Commitment Letters have been satisfied or, upon funding would be satisfied, cause the Lenders to fund the full amount of the Debt Financing and the Sponsor to fund the full amount of the Equity Financing at or prior to the Offer Acceptance Time (or if less, the Required Amount). Notwithstanding anything to the contrary herein, except as expressly provided in Section 4.5(b) with respect to an alternative financing, in no event shall the reasonable best efforts of Parent or

Merger Sub be deemed or construed to require Parent or Merger Sub to, and neither Parent nor Merger Sub shall be required to, (i) pay any fees in excess of those contemplated by the Financing as of the date hereof (other than, for the avoidance of doubt, those fees contained in the market flex provisions contained in the Debt Fee Letter) or (ii) agree to conditionality or economic terms of the Financing that are less favorable (in the aggregate) to Parent or Merger Sub, as applicable, than those contemplated by the Commitment Letters and the Debt Fee Letter (including any market flex provisions therein) as of the date hereof.

(b) In the event that, notwithstanding the use of reasonable best efforts by each of Parent and Merger Sub to satisfy its obligations under Section 4.5(a), any portion of the Debt Financing becomes unavailable on the terms and subject only to the conditions (including any market flex provisions) contemplated in the Debt Commitment Letter (unless such portion is not reasonably required to consummate the Transactions, and in any event other than as the result of any financing that replaces or is substituted for, in whole or in part, any portion of the Debt Financing pursuant to any replacement or substitution Debt Commitment Letter in accordance with the requirements of Section 4.5(c), Merger Sub shall promptly notify the Company thereof and use its reasonable best efforts to obtain, as promptly as practicable, alternative financing in an amount sufficient to pay, when added to the Equity Financing, the Required Amount upon terms and conditions not less favorable, taken as a whole, to Merger Sub and to the Company (with respect to conditionality) than those in the Debt Commitment Letter and the Debt Fee Letter (including the market flex provisions therein) as promptly as reasonably practicable following the occurrence of such event but no later than the Closing Date; provided that such alternative financing shall not have any of the effects described in clauses (1) through (4) of clause (c)(i) below. Merger Sub shall deliver to the Company true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide Merger Sub with any portion of the Debt Financing substantially concurrently with the execution thereof (with any fee letters redacted in a customary manner).

(c) Parent and Merger Sub, as applicable, shall have the right from time to time to amend, restate, amend and restate, replace, substitute, supplement or otherwise modify, or waive any of its rights under, the Commitment Letters, the Debt Fee Letter and/or any definitive agreements relating to the Financing; provided that (i) without the prior written consent of the Company, no such amendment, replacement, supplement, modification or waiver shall (1) reduce the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount in respect of the Debt Financing) to be funded on the Closing Date unless the Equity Financing, Debt Financing, alternative financing permitted in accordance herewith or cash on hand of Merger Sub is increased by a corresponding amount (or Merger Sub may draw upon an available revolving credit facility to fund an amount equal to such reduction; provided that such draw would not and would not reasonably be expected to impair any availability required to fund the maximum amount of market flex that might be imposed), (2) add conditions precedent to the Financing or amend, replace, supplement or modify any existing conditions precedent to the Financing in a manner that would reasonably be expected to prevent, impede or delay the funding of the Financing, (3) adversely impact the ability of Parent or Merger Sub, as applicable, or, in the case of the Equity Commitment Letter and Limited Guarantee, the Company to enforce or cause the enforcement of its rights under the Commitment Letters or the definitive agreements relating to the Financing, or (4) impose obligations on the Company or its Affiliates prior to the Closing Date; and (ii) it is understood and agreed that Parent or Merger Sub, as applicable, may amend the Commitment Letters and the Debt Fee Letter to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Debt Commitment Letter as of the Agreement Date. Merger Sub acknowledges and agrees that the certificate to be delivered by an authorized officer of the Company under paragraph 6 of Exhibit C to the Debt Commitment Letter with respect to solvency of the Company may be delivered by an individual who is an authorized officer of the Company as of immediately prior to the Effective Time.

(d) For the avoidance of doubt, to the extent Merger Sub obtains alternative financing pursuant to Section 4.5(b), or amends, restates, amends and restates, replaces, substitutes, supplements, waives or otherwise modifies any of the Financing pursuant to Section 4.5(c), references to the “Financing”, the “Debt Financing”, the “Commitment Letters”, the “Debt Commitment Letter” and the “Debt Fee Letter” (and other like terms in this Agreement) shall be deemed to refer to such alternative financing, or the Financing as so amended, restated, amended and restated, replaced, substituted, supplemented, waived or otherwise modified.

(e) Parent and Merger Sub, as applicable, shall keep the Company reasonably informed on a reasonably timely basis and in reasonable detail of the status of its efforts to arrange and obtain the Financing. Parent and Merger Sub shall provide the Company, upon reasonable request, with copies of agreements relating to the Financing and such other information and documentation regarding such Financing as shall be reasonably necessary to allow the Company to monitor the progress of such financing activities. Without limiting the foregoing, Parent or Merger Sub, as applicable, shall notify the Company promptly if at any time prior to the Closing Date: (i) the Commitment Letters or Financing Agreements expire or are terminated for any reason, (ii) Parent or Merger Sub obtains knowledge of any material breach or default by any party to any Commitment Letter or Financing Agreement (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material breach or default thereunder), (iii) Parent or Merger Sub receives any written communication from any Person providing a Commitment Letter with respect to any (1) actual, potential or threatened breach, default, termination or repudiation by any party to the Commitment Letters with respect to a material provision of the Commitment Letters or (2) a material dispute or disagreement between or among any parties to the Commitment Letters with respect to the obligation to fund the Financings or the amount of the Financings to be funded upon the consummation of the Offer and at the Closing or (iv) if Parent or Merger Sub, as applicable, for any reason, otherwise no longer believes in good faith that it will be able to obtain all or any portion of the Financing on the terms described in the Commitment Letters. As soon as reasonably practicable after the Company delivers to Parent or Merger Sub, as applicable, a written request therefor, Parent or Merger Sub, as applicable, shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (i) through (iv) of the immediately preceding sentence; provided that they need not provide any information believed to be attorney-client privileged.

(f) The Company shall use its reasonable best efforts to, and shall cause its Subsidiaries and their respective representatives to use reasonable best efforts to, cooperate with Merger Sub in connection with the arrangement of the Debt Financing as may be reasonably requested by Merger Sub, in each case at Parent’s sole expense, including its reasonable best efforts to (i) participate (and use reasonable best efforts to cause members of senior management of the Company to participate) in a reasonable number of meetings with actual or prospective Lenders, rating agency sessions and sessions or presentations with actual or prospective Lenders or investors, due diligence sessions, road shows and drafting sessions, including direct contact between senior management and the other representatives of the Company and its Subsidiaries, on the one hand, and the actual or prospective Lenders or investors, on the other hand, in each case upon reasonable notice, (ii) reasonably assist Merger Sub and the Lenders in the preparation of materials for rating agency presentations and bank books, Lender and investor presentations or other marketing documents necessary or proper for, or customarily used to arrange, transactions similar to the Debt Financing by companies of a comparable size in a comparable industry as the Company, and identifying any portion of the information that constitutes (or would constitute, if the Company were a public company) material, non-public information, and reasonably cooperate with the marketing efforts of Merger Sub and the Lenders for any portion of the Debt Financing, (iii) furnish Merger Sub and the Lenders with the Required Financial Information and such other pertinent financial and other customary information regarding the Company and its Subsidiaries as may be reasonably requested by Merger Sub or the Lenders in connection with the Debt Financing (and of the type and form customarily provided by companies of comparable size and comparable industry in transactions similar to the Debt Financing) (including, without limitation, any information reasonably necessary to prepare the pro forma financial statements required by paragraph 7 of Exhibit C to the Debt Commitment Letter (or the analogous provision in any amendment, restatement, amendment and restatement, replacement, substitution, supplement or other modification thereof that is required or permitted hereunder), to the extent reasonably available to the Company, (iv) facilitate the granting of a security interest (and perfection thereof) in collateral in connection with the Debt Financing, and the preparation, execution and delivery of guarantees, mortgages, other definitive financing documents or other certificates or documents as may reasonably be requested by Merger Sub, including obtaining releases of existing Liens (to the extent required in the Debt Commitment Letter), provided that all of the foregoing, including any obligations and releases of Liens contained in all such agreements and documents, shall be subject to the occurrence of the Closing Date and become effective no earlier than the Closing Date, (v) furnish (at least three Business Days prior to the Closing Date) Merger Sub and the Lenders with all documentation and other information reasonably requested with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations to the extent requested in writing at least nine Business Days prior to the Closing Date, (vi) providing a certificate of the chief financial officer or person performing similar functions of the Company in the form attached to the Debt Commitment Letter with respect to solvency matters and customary authorization letters with respect to the bank information memoranda authorizing the distribution of information to prospective lenders or investors and containing a customary representation to the Lenders that the public side versions of such documents, if any, do not include material nonpublic information about the Company or its Subsidiaries or the Company Securities, (vii) assisting in the preparation, execution and delivery of one or more credit agreements, pledge and security documents and other definitive financing documents as may be reasonably requested by Merger Sub; provided that the foregoing documentation shall be subject to the occurrence of the Closing Date and become effective no earlier than the Closing Date, (viii) ensure that the Lenders benefit from existing lending relationships of the Company and its Subsidiaries, (ix) obtain accountants’ comfort letters and consent letters, insurance certificates and endorsements at the expense of and as reasonably requested by Merger Sub on behalf of the Lenders, and (x) cooperate in satisfying the conditions precedent set forth in the Debt Commitment Letter or any definitive document relating to the Debt Financing to the extent satisfaction thereof requires the cooperation, or is within the control, of the Company, its Subsidiaries or their respective representatives; provided that (w) any information regarding the Company or any of its Subsidiaries contained in any materials in connection with the Debt Financing shall be subject to the prior review of the Company, (x) none of the Company, its Subsidiaries or their directors, officers or employees shall be required to pledge any assets as collateral, execute any definitive agreement in respect of the Debt Financing or any closing certificate or other agreement, or pay any commitment or other similar fee, incur any other Liability or Indebtedness in connection with the Debt Financing (other than with respect to customary authorization letters with respect to bank information memoranda), in each case that will be effective prior to the Closing Date, (y) directors and officers of the Company or any Subsidiary shall only be required to adopt resolutions or take other action approving or executing the agreements, documents or instruments pursuant to which the Debt Financing is obtained in their capacity as directors or officers of the Company or any Subsidiary immediately following the Effective Time and in no event shall such resolutions, approvals or executions be effective prior to the Closing Date, and (z) such cooperation shall not unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries. Merger Sub shall be responsible for all fees and expenses related to the Financing and shall promptly reimburse upon request of the Company, reasonable and documented all out-of-pocket costs and expenses (including reasonable fees and expenses of counsel) incurred by the Company or its Subsidiaries in connection with the cooperation of the Company as contemplated by this Section 4.5. Parent shall, and hereby agrees to, indemnify and hold harmless the Company, its Subsidiaries and their respective representatives from and against any and all Liabilities suffered or incurred by them in connection with the arrangement of the Financing, except to the extent arising from (i) historical information furnished in writing by or on behalf of the Company and its Subsidiaries, including financial statements, or (ii) the willful misconduct, fraud or intentional misrepresentation of the Company or its Subsidiaries. Nothing hereunder will require any officer or Company Representative to deliver any certificate or opinion or take any other action that becomes effective prior to the Closing Date or that would result in personal liability to such officer or representative (other than with respect to customary authorization letters with respect to bank information memoranda). All non-public or other confidential information provided by the Company or the Company Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub will be permitted to disclose such information to any financing sources or prospective financing sources and other financial institutions and investors that may become parties to the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a beneficiary. The Parties acknowledge and agree that the provisions contained in this Section 4.5 represent the sole obligation of the Company and its Subsidiaries with respect to cooperation in connection with the arrangement of the Debt Financing.

(g) In no event will the Sponsor, Parent, Merger Sub or any of their respective Affiliates (which for this purpose will be deemed to include each direct investor in Parent or Merger Sub and the financing sources or potential financing sources of Parent, Merger Sub and such investors) enter into any Contract (i) awarding any agent, broker, investment banker or financial advisor any financial advisory role on an exclusive basis or (ii) prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any Person, in each case in connection with a transaction relating to the Company or any of its Subsidiaries or in connection with the Offer or the Merger.

Section 4.6 Public Announcements. Parent and the Company will consult with each other and provide each other the opportunity to review and comment upon any press release or public announcement relating to this Agreement or the Transactions, and shall not, and shall not permit its Affiliates to, issue any such press release or public announcement prior to such consultation, except as may be required by applicable Law, by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Authority, as determined in good faith by the Party making such public announcement or issuing such press release, in which case, such Party shall use commercially reasonably efforts to consult with the other Party prior to any such public announcement. The Company, Parent and Merger Sub agree that the initial press release announcing the Transactions and the execution and delivery of this Agreement shall be a joint press release in the form heretofore agreed to by the Company and Parent. Notwithstanding the foregoing provisions of this Section 4.6, (i) each of the Parties and their Affiliates may issue press releases or public announcements concerning the Transactions that are not inconsistent in any material respect with previous press releases or public announcements made by Parent or the Company in compliance with this Section 4.6, (ii) each of the Parties, their Affiliates, the Company Representatives and the Parent Representatives may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent in any material respect with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 4.6 and do not reveal material, non-public information regarding the other parties, the Offer, the Merger or the other Transactions and (iii) the restrictions set forth in this Section 4.6 shall not apply to any press release or public announcement issued or proposed to be issued in connection with, or in response to, a Change of Board Recommendation that complies with Section 4.3.

Section 4.7 Employee Benefit Matters.

(a) With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Parent or any of its Subsidiaries in which any director, officer or employee of the Company or any of its Subsidiaries (the “Company Employees”) will participate effective as of or after the Effective Time (collectively, “New Plans”), subject to applicable Law and applicable Tax qualification requirements, Parent shall, or shall cause the Surviving Corporation to, recognize all service of the Company Employees with the Company or any of its Subsidiaries that is reflected in the books and records of the Company, as the case may be, for vesting, eligibility and level of benefits purposes (but not for accrual purposes, except for vacation and severance) in any New Plan in which such Company Employees will be eligible to participate after the Effective Time, in each case except to the extent that recognizing such service would result in a duplication of benefits. To the extent any Company Employee participates in a New Plan that is a health and/or welfare plan or arrangement of Parent or any of its Subsidiaries following the Closing Date (a “Parent Welfare Plan”), Parent and any of its Subsidiaries will, to the extent permitted by applicable Law and any insurer or service provider under the applicable

Parent Welfare Plan, cause all (i) pre-existing condition limitations which otherwise would be applicable to such Company Employee and his or her covered dependents to be waived to the extent satisfied under a Company Benefit Plan comparable to such Parent Welfare Plan immediately prior to the Closing Date or, if later, immediately prior to such Company Employee’s commencement of participation in such Parent Welfare Plan, (ii) participation waiting periods under each Parent Welfare Plan that would otherwise be applicable to such Company Employee to be waived to the same extent waived or satisfied under the Company Benefit Plan comparable to such Parent Welfare Plan immediately prior to the Closing Date or, if later, immediately prior to such Company Employee’s commencement of participation in such Parent Welfare Plan and (iii) co-payments and deductibles paid by Company Employees in the plan year in which the Effective Time occurs to be credited for purposes of satisfying any applicable deductible or out of pocket requirement under any such Parent Welfare Plan. In addition, to the extent that any Company Employee has begun a course of treatment with a physician or other service provider who is considered “in network” under a Company Benefit Plan and such course of treatment is not completed prior to the Closing, Parent will use reasonable efforts to arrange for transition care, whereby such Company Employee may complete the applicable course of treatment with the pre-Closing physician or other service provider at “in network” rates.

(b) For any Company Employee that remains an employee of the Company or the Surviving Corporation, or any of their respective Subsidiaries or Affiliates (each a “Continuing Employee”), Parent shall, and shall cause the Surviving Corporation to, for a period ending on the earlier of (x) the date that is 12 months following the Effective Time and (y) December 31, 2017, provide for (i) at least the same level of base salary or base hourly wage levels, if applicable, that were provided to such Continuing Employees immediately prior to the Effective Time, (ii) cash incentive compensation opportunities that are at least equal (including with respect to individual target bonus levels) to that provided to such Continuing Employees immediately prior to the Effective Time, (iii) employee benefits (other than equity-based awards, defined benefit, or non-qualified arrangements) that are substantially equivalent in the aggregate to the employee benefits (other than equity-based awards, defined benefit, or non-qualified arrangements) provided to such Continuing Employees immediately prior to the Effective Time, or otherwise as required by applicable Law and (iv) and upon a termination without cause of a Continuing Employee, severance benefits that are no less favorable than those that would have been provided to each such Continuing Employee under the applicable severance benefit plans, programs, policies or arrangements as in effect immediately prior to the Effective Time. The Company shall pay bonuses for the Company’s fiscal year ending July 31, 2016 pursuant to the applicable Company Employee Plan at the actual levels. Parent shall cause each employee of the Company or any of its Subsidiaries who participate in the 2017 annual bonus or incentive plan as of immediately prior to the Closing Date to be paid a bonus in respect of the fiscal year ending July 31, 2017 in accordance with the terms of the plan as in effect on the Closing Date.

(c) For any Company Employee that is not a Continuing Employee (each a “Non-Continuing Employee”), Parent shall provide such Non-Continuing Employee with the severance payments and termination payments or benefits under the applicable formula set forth, or otherwise described, in Section 4.7(c) of the Company Disclosure Letter or any higher amount of severance and/or termination payments or benefits as may be required by applicable Law, any agreement between such Company Employee and the Company or any of its Subsidiaries, or any

agreement governing the relationship between such Company Employee and the Company or any of its Subsidiaries (such payments and benefits, the “Transaction Severance Benefits”). Except as otherwise required by applicable Law, Parent will pay or deliver the Transaction Severance Benefits to any such Non-Continuing Employee as soon as reasonably practicable following the termination of such Non -Continuing Employee’s employment. In addition to the foregoing, The Company and Parent or any Subsidiary of Parent shall use reasonable best efforts and take any action reasonably necessary to mitigate and/or minimize the impact of the tax consequences of Section 280G of the Code (including as a result of the Transactions under all employment, severance and termination agreements, other compensation arrangements and Company Benefit Plans) on any individual that is regarded as a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1); provided, that the foregoing shall in no event require or be deemed to require Parent or any Subsidiary of Parent to, or permit the Company to, provide any “gross ups”.

(d) Prior to the Effective Time, the Company shall take such actions as Parent may reasonably request so as to enable the Surviving Corporation to effect such actions relating to the 401(k) plan of the Company (the “401(k) Plan”) and any Company Benefit Plan that is subject to Section 409A of the Code as Parent may deem necessary or appropriate, including amending and/or terminating the 401(k) Plan or any such other plan prior to the Effective Time, subject to the terms of the 401(k) Plan or any such other plan and applicable Law and provided that such action does not preclude the immediate participation of the Company Employees in any successor 401(k) plan or other replacement plan.

(e) Any “Offering Period” (as defined in the Company ESPP) in progress under the Company ESPP shall continue, and, except as otherwise provided in this (e), the Shares shall be issued to participants therein on the next currently scheduled purchase dates thereunder occurring after the Agreement Date as provided under, and subject to the terms and conditions of, the Company ESPP; provided, from and after the date hereof, the Company shall take all actions necessary to (i) not commence a new Offering Period and (ii) ensure that no new participants be permitted into the Company ESPP and that the existing participants thereunder may not increase their elections with respect to the current Offering Period. In the event that any Offering Period under the Company ESPP has not ended on the date immediately preceding the Effective Time, then such Offering Period shall be terminated as of second Business Day immediately preceding the Effective Time and all participant contributions then in the Company ESPP shall be used to purchase Shares on such date in accordance with the terms of the Company ESPP as if such date was the last date of such Offering Period. Notwithstanding any restrictions on transfer of stock in the Company ESPP, all Shares purchased under the Company ESPP shall be treated identically to all other Shares in the Merger and the payment of the Per Share Merger Consideration therefor in accordance with Section 1.7. The Company shall terminate the Company ESPP as of or immediately prior to the Effective Time.

(f) This Section 4.7 shall be binding upon and inure solely to the benefit of each of the Parties to this Agreement, and nothing in this Section 4.7, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 4.7. Nothing contained herein shall (i) be treated as an amendment of any particular Company Benefit Plan, (ii) give any third party any right to enforce the provisions of this Section 4.7 or (iii) require Parent or any of its Affiliates to retain the employment of any particular Company Employee.

(g) Following the Agreement Date, each of Parent and the Company (and their respective Affiliates) will use reasonable best efforts in all matters necessary to effect the transactions contemplated by this Section 4.7 and the requirements of any applicable Law and will provide, and will cause each of their respective representatives, including legal, human resources and regulatory compliance personnel, to provide, all cooperation reasonably requested by the other Party in that regard, including (i) cooperating and providing each other with all necessary and reasonable assistance and information to ensure that any works councils or committees, trade unions and/or employee representatives applicable to the Continuing Employees are provided with the information required in order for proper consultation, notification and other required processes under applicable Law to take place, and (ii) exchanging information and data, including reports prepared in connection with bonus plan participation and related data of Continuing Employees (other than individual bonus opportunities based on target bonus as a percentage of base salary), relating to workers’ compensation, employee benefits and employee benefit plan coverages, including information and data that are necessary to support or perform any compensation consultant process or that is otherwise reasonably requested in connection with any compensation consultant process (in each case, except to the extent prohibited by applicable Law or to the extent that such information and data relates to performance ratings or assessments of employees of the Company and its Subsidiaries), making any and all required filings and notices, making any and all required communications with Company Employees and obtaining any Governmental Authorizations required hereunder. Such cooperation will include the provision of any information and consultation required by applicable Law, the terms of any Contract, or as reasonably requested by the other Party. Each of Parent and the Company will make available its representatives at such times and in such places as the other Party may reasonably request for purposes of discussions with representatives of any such works council, economic committee, union or similar body.

Section 4.8 Indemnification of Directors and Officers.

(a) At and after the Effective Time, Parent and the Surviving Company shall, jointly and severally, to the fullest extent permitted under applicable Law, indemnify and hold harmless each of the Company’s and its Subsidiaries’ respective present or former directors and officers (each an “Indemnified Person,” and collectively, the “Indemnified Persons”) against all costs and expenses (including reasonable legal fees and expenses), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any pending or threatened Proceeding (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or relating to any action or omission in their capacity as an officer, director, employee, fiduciary or agent of the Company or any of its Subsidiaries or other Affiliates, to the extent that such action or omission occurred on or before the Effective Time, or relating to this Agreement and the Transactions. To the fullest extent permitted by Law, Parent and the Surviving Company shall, jointly and severally, pay all expenses (including reasonable legal fees and expenses) of each Indemnified Person in advance of the final disposition of any such Proceeding, subject to receipt from the Indemnified Person to whom such expenses are advanced of an undertaking, to the extent required by the DGCL, to repay such advances if it is ultimately determined in accordance with applicable Law that such

Indemnified Person is not entitled to indemnification. In the event of any such Proceeding, (i) Parent or the Surviving Company shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties promptly after statements therefor are received, (ii) neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any pending or threatened Proceeding to which an Indemnified Person is a party (and in respect of which indemnification could be sought by such Indemnified Person hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such Proceeding or such Indemnified Person otherwise consents or relates only to monetary damages for which the Surviving Corporation is entirely responsible, and (iii) Parent and the Surviving Company shall (x) reasonably cooperate with the Indemnified Person in the defense of any such matter and (y) without limitation to any rights of an Indemnified Person pursuant to any Indemnification Contract, have the right to control the defense of any such matter (it being understood that, by electing to control the defense thereof, the Surviving Cooperation will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto). The rights of each Indemnified Person under this Section 4.8 shall be in addition to any rights such Person may have under the Company Certificate, the Company Bylaws, and indemnification agreements in existence on the Agreement Date and the comparable documents of its Subsidiaries (collectively, the “D&O Indemnification Agreements”).

(b) For a period of six years from and after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless all Indemnified Persons to the same extent such Persons are indemnified as of the Agreement Date by the Company pursuant to applicable Law, the Company Certificate, the Company Bylaws and the applicable D&O Indemnification Agreements, arising out of acts or omissions in their capacity as directors, officers or employees of the Company and its Subsidiaries occurring at or prior to the Effective Time.

(c) For a period of six years from and after the Effective Time, to the extent permitted by applicable Law the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors, officers and, to the extent applicable under Indemnification Contracts (Section 6.5) of the Company Bylaws, employees of the Company for periods at or prior to the Effective Time than are currently set forth in the Company Certificate and the Company Bylaws. To the extent permitted by applicable Law, the D&O Indemnification Agreements shall continue in full force and effect in accordance with their terms following the Effective Time.

(d) Prior to the Effective Time, the Company shall bind and purchase directors and officers runoff insurance coverage (the “D&O Runoff Insurance”), which by its terms shall survive the Merger for not less than six years for the benefit of the Company, its Subsidiaries, the Company’s and any of its Subsidiary’s past and present directors and/or officers that are insured under the Company’s current directors’ and officers’ liability insurance policy in effect as of the Agreement Date with a cost not to exceed 300% of the last annual premium paid by the Company and its Subsidiaries prior to the Agreement Date (the “Maximum Amount”). The D&O Runoff Insurance shall provide coverage for the Company, its Subsidiaries and such persons in their capacity as directors, officers and/or employees of the Company or any of its

Subsidiaries prior to the Effective Time that is not less favorable in the aggregate than the Company’s existing directors and officers policy (true and complete copies which have been made available to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage. The Surviving Corporation shall maintain the D&O Runoff Insurance in full force and effect and continue to honor the obligations thereunder for a period of six years after the Effective Time or, if such policies are terminated or cancelled, obtain (subject to the limitations set forth in the next sentence) alternative D&O Runoff Insurance on substantially similar terms as set forth in this Section 4.8(d). Neither the Company nor the Surviving Corporation shall be required to pay in excess of the Maximum Amount for the D&O Runoff Insurance (it being understood and agreed that in the event the cost of such D&O Runoff Insurance exceeds the Maximum Amount, in the aggregate, the Company shall remain obligated to provide, and the Surviving Corporation shall be obligated to maintain, the broadest D&O Runoff Insurance coverage as may be obtained for the Maximum Amount). The Company and Indemnified Parties may be required to make reasonable application and provide reasonable and customary representations and warranties to applicable insurance carriers for the purpose of obtaining such D&O Runoff Insurance. Parent shall upon written request furnish a copy of such insurance policy to each beneficiary of such policy.

(e) In the event the Surviving Corporation or its Subsidiaries or their respective successors or assigns (i) consolidate with or merge into any other Person and are not the continuing or surviving company or Entity of such consolidation or merger or (ii) transfer all or substantially all of their properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or Entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 4.8.

(f) The obligations under this Section 4.8 shall not be terminated or modified in such a manner as to adversely affect in any material respect any indemnitee to whom this Section 4.8 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 4.8 applies shall be third party beneficiaries of this Section 4.8).

(g) Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 4.8 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

Section 4.9 State Takeover Laws. If any Takeover Law becomes or is deemed to be applicable to the Company, Parent, Merger Sub, the Merger, including by reason of the acquisition of Shares pursuant thereto or any other transaction contemplated to be consummated by the Parties pursuant to this Agreement, then the Company Board shall take all action necessary to render such Law inapplicable to the foregoing.

Section 4.10 Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the

Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder of Company Common Stock Company Options and Company Common Stock acquired upon the vesting of any Company RSUs or Company MSUs, pursuant to this Agreement, and the Merger shall be an exempt transaction for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder.

Section 4.11 Merger Sub. Parent shall take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement, and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments or incur or guarantee any Indebtedness other than as specifically contemplated by this Agreement.

Section 4.12 Stockholder Litigation. The Company shall promptly notify Parent of any Proceeding brought by the Company Stockholders or other Persons against the Company or any of its directors, officers or the Company Representatives arising out of or relating to this Agreement or the Transactions, and shall keep Parent reasonably informed with respect to the status, strategy and other significant decisions thereof with respect to any such Proceeding (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected). Without limiting the preceding sentence, the Company shall give Parent the right to review and comment on all filings or responses to be made by the Company in connection with any such Proceeding, and the right to consult on any settlement, defense, or prosecution with respect to such Proceeding, and the Company will in good faith take such comments into account, and, no such settlement, compromise, arrangement, or agreement to settle, compromise or come to an arrangement regarding any such Proceeding shall be agreed to without Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed).

Section 4.13 Delisting; De-registration. After the consummation of the Offer, each of the Parties agrees to cooperate with each other to do or cause to be done all things reasonably necessary, proper or advisable on its part under applicable Law and the rules and policies of NYSE to enable the delisting by the Surviving Corporation of the Company Common Stock from NYSE and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 4.14 Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will adopt this Agreement by written consent in accordance with the DGCL.

Section 4.15 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

Section 4.16 Rule 14d-10 Matters. At a meeting duly called and held at which all members of the Compensation Committee of the Company Board (the “Compensation Committee”) were present, the Compensation Committee (i) duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) promulgated under the Exchange Act, (A) each Company Stock Plan, (B) the treatment of Company Options, Company RSUs and Company MSUs in accordance with the terms set forth in this Agreement, the applicable Company Equity Plan, and (C) the terms of Section 1.7 and Section 1.10, which resolutions have not been rescinded, modified or withdrawn in any way and (ii) has taken all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) promulgated under the Exchange Act with respect to the foregoing arrangements. Each member of the Compensation Committee is an “independent director” within the meaning of the requirements of Rule 14d-10(d) promulgated under the Exchange Act.

Section 4.17 Notification of Certain Events.

(a) At all times during the period commencing on the Agreement Date and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VI and the Effective Time, the Company will give prompt notice to Parent upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy, or failure would reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the Offer or Merger to fail to be satisfied at the Offer Closing or the Closing, respectively, except that no such notification will affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Merger Sub to consummate the Offer or the Merger or the remedies available to the Parties under this Agreement; provided, however, that the failure to notify Parent of a breach of any representation or warranty made by it in this Agreement pursuant to this Section 4.17(a) shall not constitute a breach of covenant in any material respect for purposes of paragraph (v) of Exhibit B.

(b) At all times during the period commencing on the Agreement Date and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VI and the Effective Time, Parent will give prompt notice to the Company upon becoming aware that any representation or warranty made by Parent or Merger Sub in this Agreement has become untrue or inaccurate in any material respect, or of any failure by Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the Offer or Merger to fail to be satisfied at the Offer Closing or Closing, respectively, except that no such notification will affect or be deemed to modify any representation or warranty of Parent or Merger Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the Offer or the Merger or the remedies available to the Parties under this Agreement.

Article V.

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 5.1 Conditions Precedent to Obligations of Each Party Under This Agreement. The respective obligations of each Party to consummate the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) The Offer. Merger Sub shall have irrevocably accepted for payment all the Shares validly tendered and not validly withdrawn pursuant to the Offer.

(b) No Injunctions or Restraints. The consummation of the Merger shall not then be restrained, enjoined or prohibited by any Order (whether temporary, preliminary or permanent) of a U.S. court of competent jurisdiction or any other Governmental Authority of competent jurisdiction and there shall not be in effect any Law promulgated or deemed applicable to the Merger by any Governmental Authority of competent jurisdiction which prevents the consummation of the Merger; provided that no Party shall be permitted to invoke this Section 5.1(b) if such Party’s failure to comply with Section 4.4 is the primary cause of the failure of this condition to be satisfied.

Article VI.

TERMINATION, AMENDMENT AND WAIVER

Section 6.1 Termination. This Agreement may be terminated and the Transactions may be abandoned by action taken or authorized by the Board of Directors of the terminating Party or Parties prior to the Offer Acceptance Time (it being agreed that the Party terminating this Agreement pursuant to this Section 6.1 shall give prompt written notice of such termination to the other Party or Parties):

(a) By mutual written consent of Parent and the Company, by action of their respective Boards of Directors;

(b) By Parent or the Company, if (i) the Offer Acceptance Time shall not have occurred on or before the Outside Date or (ii) the Offer shall have expired pursuant to its terms and the terms of this Agreement (after giving effect to any extensions thereof in accordance with this Agreement) and the Offer Acceptance Time shall not have occurred solely as a result of failure to satisfy the Minimum Tender Condition; provided that the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available to any Party whose breach of this Agreement has been the primary cause of, or resulted in, the events specified in this Section 6.1(b);

(c) By either Parent or the Company, if any court of competent jurisdiction or other Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger, and such Order shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 6.1(c) shall not be available to any Party whose breach of this Agreement has been the primary cause of, or resulted in, the events specified in this Section 6.1(c) or who have failed to comply in all material respects with its obligations under Section 4.4 with respect to the events specified in this Section 6.1(c);

(d) By Parent, if the Company Board (or a committee thereof) shall have effectuated a Change of Board Recommendation except that Parent’s right to terminate this Agreement pursuant to this Section 6.1(d) will expire at 5:00 p.m., Pacific time, on the tenth Business Day following the date on which such right to terminate first arose; or

(e) By the Company, if (i) the Company Board (or a committee thereof) determines to accept a Superior Proposal and enter into the Alternative Acquisition Agreement and (ii) the Company has complied with Section 4.3 with respect to such Superior Proposal; provided that such termination shall not be effective unless the Company shall pay the Termination Fee to Parent concurrently with such termination in accordance with Section 6.2(b);

(f) By Parent, if: (i) there shall be an inaccuracy in any representation or warranty of the Company contained in this Agreement or a breach of any covenant of the Company contained in this Agreement, in any case, such that any Offer Condition set forth in paragraphs (iv) or (v) of Exhibit B (Offer Conditions) would not be satisfied, (ii) Parent shall have delivered to the Company written notice of such inaccuracy in any representation or warranty or breach of covenant and (iii) either such inaccuracy in any representation or warranty or breach of covenant is not capable of cure or at least 30 days shall have elapsed since the date of delivery of such written notice to the Company and such inaccuracy in any representation or warranty or breach of covenant shall not have been cured; provided that Parent shall not be permitted to terminate this Agreement pursuant to this Section 6.1(f) if any of the circumstances referred to in clauses (i) or (iii) of this Section 6.1(f) was primarily caused by the breach of this Agreement by Parent or Merger Sub;

(g) By the Company, if: (i) there shall be an inaccuracy in any representation or warranty of Parent or Merger Sub contained in this Agreement or breach of any covenant of Parent or Merger Sub contained in this Agreement, in any case, that would reasonably be expected to have a Parent Material Adverse Effect, (ii) the Company shall have delivered to Parent written notice of such inaccuracy in any representation or warranty or breach of covenant, and (iii) either such inaccuracy in any representation or warranty or breach of covenant is not capable of cure or at least 30 days shall have elapsed since the date of delivery of such written notice to Parent and such inaccuracy in any representation or warranty or breach of covenant shall not have been cured; provided that the Company shall not be permitted to terminate this Agreement pursuant to this Section 6.1(g) if any of the circumstances referred to in clauses (i) or (iii) of this Section 6.1(g) was primarily caused by the breach of this Agreement by the Company; or

(h) By the Company:

(i) if Merger Sub fails to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within one Business Day after it is otherwise obligated to commence the Offer pursuant to Section 1.1(a); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 6.1(h)(i) if the Company shall have breached or failed to perform any of its covenants contained in this Agreement, which breach or failure to perform is the primary cause of, or resulted in, Merger Sub not commencing the Offer in a timely manner; or

(ii) if (A) all of the Offer Conditions have been and continue to be satisfied or waived (other than the Financing Proceeds Condition and those conditions that by their nature are to be satisfied at the Expiration Time but which conditions would be capable of being satisfied if the Expiration Time were the time of such termination), (B) the Company has confirmed by written notice its intention to terminate this Agreement pursuant to this Section 6.1(h)(ii) if Parent and Merger Sub fail to consummate the Offer Closing when required in accordance with Section 1.1(b), (C) Parent has failed to consummate the Offer within three Business Days of the date the Offer Closing should have occurred in accordance with Section 1.1(b) and (D) the Company stood ready, willing, and able to consummate the Offer Closing and the Closing on the date following such three Business Days and the Company shall have given Parent a written notice on or prior to such date confirming such fact. Notwithstanding the foregoing, for purposes of determining when the Offer Closing should have occurred pursuant to clause (C) above, the Parties agree that only three consecutive extensions of five Business Days each pursuant to Section 1.1(b)(ii) need be taken into account.

Section 6.2 Effect of Termination; Termination Fees.

(a) In the event of valid termination of this Agreement by either the Company or Parent as provided in Section 6.1, this Agreement shall forthwith become void and of no further force or effect and there shall be no Liability on the part of Parent, Merger Sub, any Lender Related Party or the Company or their respective Subsidiaries, officers, directors, employees, agents, equityholders or representatives, or any other Company Related Parties or Parent Related Parties, except with respect to Section 3.14 (Independent Investigation), Section 4.2(b) (Confidentiality), Section 4.6 (Public Announcements), this Section 6.2 and Article VII (and all the defined terms appearing in such sections) shall survive termination and remain in full force and effect and (ii) subject to the limitations in this Section 6.2, the valid termination of this Agreement will not relieve any Person from any Liabilities incurred or suffered by a Party as a result of an Intentional Breach by another Party of any of its representations, warranties, covenants or other agreements set forth in this Agreement. Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 7.7 in lieu of terminating this Agreement pursuant to Section 6.2.

(b) In the event that:

(i) this Agreement is validly terminated by Parent pursuant to Section 6.1(d) or by the Company pursuant to Section 6.1(e), then the Company shall pay to Parent concurrently with such termination, in the case of a termination by the Company, or within two Business Days thereafter, in the case of a termination by Parent, a termination fee of $42,862,000 (the “Termination Fee”); provided that if this Agreement is validly terminated by the Company pursuant to Section 6.1(e) after the Agreement Date and prior to the Excluded Party Deadline in a circumstance in which the Superior Proposal giving rise to the right of termination is with an Excluded Party, then such Termination Fee shall be $19,483,000.

(ii) In the event that this Agreement is validly terminated by (x) Parent or Company pursuant to Section 6.1(b), if (1) at the final Expiration Date immediately preceding such termination all Offer Conditions other than the Minimum Tender Condition had been satisfied (other than those Offer Conditions that by their terms are to be satisfied at the Expiration Time, but which conditions would be capable of being satisfied if the Expiration Time were the time of such termination), (2) at the time of such termination the Commitment Letter shall not have been terminated, withdrawn or rescinded and (3) in the case of termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to Section 6.1(b), or (y) Parent pursuant to Section 6.1(f) as a result of an Intentional Breach by the Company, and (ii) (A) following the Agreement Date and prior to such termination, an Acquisition Proposal shall have been publicly disclosed or shall have otherwise become publicly known (and not publicly withdrawn or abandoned prior to the time of such termination) and (B) within 12 months after such termination, the Company consummates an Acquisition Proposal or enters into an Alternate Acquisition Agreement (in each case, whether or not the Acquisition Proposal referenced in the preceding clause) and such Acquisition Proposal is subsequently consummated (provided that for all purposes of this Section 6.2(b)(ii), the term Acquisition Proposal shall have the meaning assigned to such term in Exhibit A, except that the references to “15%” shall be deemed to be references to 50%), then the Company shall pay to Parent the Termination Fee on the date no later than two Business Days after, and subject to, the consummation of such Acquisition Proposal.

(iii) All payments under this Section 6.2(b) shall be made by the Company to Parent by wire transfer of immediately available funds to an account designated in writing by Parent. In no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c) In the event that the Company validly terminates this Agreement pursuant to Section 6.1(g) as a result of an Intentional Breach by Parent or Merger Sub or Section 6.1(h)(ii) or Parent shall terminate this Agreement pursuant to Section 6.1(b) at such time the Company could have terminated this Agreement pursuant to Section 6.1(g) as a result of an Intentional Breach by Parent or Merger Sub or Section 6.1(h)(ii), then Parent shall pay the Company a fee equal to $101,310,000) (the “Parent Termination Fee”) by wire transfer of immediately available funds within two Business Days after such termination to an account designated in writing by the Company.

All payments under this Section 6.2(c) shall be made by Parent to the Company by wire transfer of immediately available funds to an account designated in writing by the Company. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 6.2 are an integral part of the Transactions and (ii) without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement. In the event this Agreement is terminated by Parent pursuant to Section 6.1(f) as a result of an Intentional Breach by the Company, then the Company shall reimburse Parent for its actual and reasonable out-of-pocket expenses in an amount not to exceed $5,000,000 (the “Expense Reimbursement”), by wire transfer of immediately available funds on the second business day following the date of such termination of this Agreement; provided, that the existence of circumstances which could require the Termination Fee (less any Expense Reimbursement previously paid to Parent by the Company) to become subsequently payable by the Company shall not relieve the Company of its obligations to pay the Expense Reimbursement pursuant to this Section; and provided, further, that the payment by the Company of the Expense Reimbursement pursuant to this Section 6.2(d) shall not relieve the Company of any subsequent obligation to pay the Termination Fee (less any Expense Reimbursement previously paid to Parent by the Company).

(e) Notwithstanding anything to the contrary in this Agreement, (i) subject in all respect to Parent’s rights to injunction, and specific performance set forth in Section 7.7, in the event that this Agreement is validly terminated in accordance with Article VI and the Termination Fee is payable pursuant to Section 6.2(b) and is paid to Parent (or its designee) in accordance with the provisions of this Agreement, payment of the Termination Fee shall be the sole and exclusive remedy of Parent and Merger Sub, and each of their respective Affiliates, as applicable, against the Company and each of its Affiliates, and each of their respective former, current and future directors, officers, employees, holder of any equity, stockholders, controlling Persons, Affiliates, attorneys, members, managers, general or limited partners, assignees, agents or representatives (collectively, the “Company Related Parties”) for any liability, loss or damage based upon, arising out of or relating to this Agreement, the negotiation, execution, performance or any actual or purported breach hereof or the Transactions or in respect of any other document or theory of law or equity or in respect of any representations, warranties, covenants or agreements made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise and (ii) subject in all respect to the Company’s rights to injunction, and specific performance set forth in Section 7.7, in the event that this Agreement is validly terminated in accordance with Article VI and the Parent Termination Fee is payable pursuant to Section 6.2(c) and is paid to the Company (or its designee) in accordance with the provisions of this Agreement, payment of the Parent Termination Fee shall be the sole and exclusive remedy of the Company and its Affiliates and the other Company Related Parties, as applicable, against Parent, Merger Sub, any Lender Related Party and each of their respective Affiliates, directors, officers, employees, stockholders, controlling Persons, agents or representatives (collectively, the “Parent Related Parties”) for any liability, loss or damage based upon, arising out of or relating to this Agreement, the negotiation, execution, performance or any actual or purported breach hereof or the Transactions or in respect of any other document or theory of law or equity or in respect of any representations, warranties, covenants or agreements made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise. While each of the Company, Parent and Merger Sub, as applicable, may pursue both a grant of specific performance in accordance with Section 7.7 and the payment of the Termination Fee or the Parent Termination Fee, as applicable, under Section 6.2(b) or Section 6.2(c), respectively, under no circumstances shall the Company, Parent or Merger Sub, as applicable, be permitted or entitled to receive both a grant of specific performance that results in the Closing and any money damages, including all or any portion of the Termination Fee or the Parent Termination Fee, as applicable. Neither Parent nor Merger Sub shall be entitled to specific performance under Section 7.7 if this Agreement has been validly terminated in accordance with Article VI and in no event shall Parent or Merger Sub or their respective Affiliates be permitted or entitled to receive both a grant of specific performance and the Termination Fee; provided, however, and, for further clarity, in any circumstance where performance by the Company of its obligations under this Agreement would relieve the

Company of its obligation to pay the Termination Fee, Parent may, in its sole discretion: (i) seek specific performance pursuant to Section 7.7, (ii) withdraw any claim for specific performance and require payment of the Termination Fee if entitled to payment of the Termination Fee under Section 6.2 or (iii) if Parent is unable for any reason to obtain specific performance, require payment of the Termination Fee if entitled to payment of the Termination Fee under Section 6.2. The Company shall not be entitled to specific performance under Section 7.7 if this Agreement has been validly terminated in accordance with Article VI and in no event shall the Company or its Affiliates be permitted or entitled to receive both a grant of specific performance and the Parent Termination Fee; provided, however, and, for further clarity, in any circumstance where performance by Parent and/or Merger Sub of their obligations under this Agreement would relieve Parent of its obligation to pay the Parent Termination Fee, the Company may, in its sole discretion: (i) seek specific performance pursuant to Section 7.7, (ii) withdraw any claim for specific performance and require payment of the Parent Termination Fee if entitled to payment of the Parent Termination Fee under Section 6.2, or (iii) if the Company is unable for any reason to obtain specific performance, require payment of the Parent Termination Fee if entitled to payment of the Parent Termination Fee under Section 6.2.

(f) Notwithstanding anything to the contrary in this Agreement, in no event shall (i) any Parent Related Party have any liability for monetary damages to the Company or its Subsidiaries or any other Company Related Party (whether at law, in contract, in tort or otherwise) relating to or arising out of this Agreement or the Transactions, other than Sponsor’s obligations under the Limited Guarantee and the Equity Commitment Letter and other than the obligations of Parent and Merger Sub as provided herein, or (ii) any former, current or future general or limited partners, equity holders, directors, officers, employees, managers, members, Affiliates or agents of the Company or any of its Subsidiaries have any liability to Sponsor, Parent or Merger Sub or any Parent Related Party for monetary damages (whether at law, in contract, in tort or otherwise) relating to or arising out of this Agreement or the Transactions. In no event shall the Company seek or obtain, nor shall it permit any of its Representatives to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Parent Related Party with respect to, this Agreement, the Equity Commitment Letter or the Limited Guarantee or the transactions contemplated hereby and thereby (including, any breach by Sponsor, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the Transactions or any claims or actions under applicable Law arising out of any such breach, termination or failure, other than from Parent or Merger Sub to the extent expressly provided for in this Agreement or Sponsor to the extent expressly provided for in the Limited Guarantee or the Equity Commitment Letter.

(g) Notwithstanding anything to the contrary in this Agreement, in no event shall the Company Related Parties be entitled to monetary recovery, award or fees in excess of the amount of $101,310,000 in the aggregate (the “Parent Liability Limitation”) for, or with respect to, this Agreement, the Equity Commitment Letter or the Limited Guarantee or the transactions contemplated hereby and thereby (including, any breach by Sponsor, Parent or Merger Sub), the termination of this Agreement in accordance with its terms, the failure to consummate the Transactions or any claims or actions under applicable Law arising out of any such breach, termination or failure. In no event shall the Company Related Parties seek or obtain, nor shall they permit any of the Company Representatives or any other Person on their behalf to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery, award or fees in excess of the Parent Liability Limitation against the Parent Related Parties, and in no event shall the Company or any of its Subsidiaries be entitled to seek or obtain any monetary recovery, award or fees of any kind in excess of the Parent Liability Limitation against the Parent Related Parties, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement, the Equity Commitment Letter or the Limited Guarantee or the transactions contemplated hereby and thereby (including, any breach by Sponsor, Parent or Purchaser), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure.

(h) Notwithstanding anything to the contrary in this Agreement, in no event shall the Parent Related Parties be entitled to monetary recovery, award or fees in excess of the amount of $42,862,000 in the aggregate (the “Company Liability Limitation”) for, or with respect to, this Agreement or the Transactions, the termination of this Agreement in accordance with its terms, the failure to consummate the Transactions or any claims or actions under applicable Law arising out of any such breach, termination or failure. In no event shall the Parent Related Parties seek or obtain, nor shall they permit any of the Parent Representatives or any other Person on their behalf to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery, award or fees in excess of the Company Liability Limitation against the Company Related Parties, and in no event shall Parent or any of its Subsidiaries be entitled to seek or obtain any monetary recovery, award or fees of any kind in excess of the Company Liability Limitation against the Company Related Parties, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the transactions contemplated hereby, the termination of this Agreement, the failure to consummate the Transactions or any claims or actions under applicable Law arising out of any such breach, termination or failure.

Section 6.3 Offer Conditions; Closing Conditions. Neither the Company, on the one hand, nor Parent and Merger Sub, on the other hand, may rely, either as a basis for not consummating the Offer, the Merger or the other Transactions or terminating this Agreement and abandoning the Offer, the Merger or the other Transactions on the failure of any of the Offer Conditions or the conditions in Section 5.1 to be satisfied if such failure was caused by such Party’s breach of this Agreement.

Article VII.

MISCELLANEOUS PROVISIONS

Section 7.1 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 7.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 7.2 Fees and Expenses. Except as specifically provided herein, all expenses incurred by the Parties shall be borne solely and entirely by the Party which has incurred the same.

Section 7.3 Notices. All notices, requests, demands and other communications under this Agreement shall, except to the extent expressly provided to be oral under this Agreement, be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt, (b) if sent designated for overnight delivery by nationally recognized overnight air courier (such as DHL or Federal Express), upon receipt of proof of delivery, (c) if sent by facsimile transmission or e-mail of a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a Business Day before 5:00 p.m. in the time zone of the receiving Party, when transmitted and receipt is confirmed, (d) if sent by facsimile transmission or e-mail of a ..pdf, .tif, .gif, .jpeg or similar electronic attachment on a day other than a Business Day or after 5:00 p.m. in the time zone of the receiving Party, and receipt is confirmed, on the following Business Day, and (e) if otherwise actually personally delivered, when delivered; provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any Party shall provide by like notice to the other Parties to this Agreement:

If to Parent or Merger Sub or Sponsor, addressed to it at:

Delta Holdco, LLC
c/o Vista Equity Partners Management, LLC
Four Embarcadero Center, 20th Floor
San Francisco, CA 94111
Attn:	Brian N. Sheth
David A. Breach
Fax:	(415) 655-6666

with a copy to (for information purposes only):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attn:	Sarkis Jebejian, P.C.
Fax:	(212) 446-6460

Kirkland & Ellis LLP
555 California Street
San Francisco, CA 94104
Attn:	Joshua M. Zachariah
Joseph K. Halloum
Fax:	(415) 439-1500
Email:	joshua.zachariah@kirkland.com
joseph.halloum@kirkland.com

If to the Company, addressed to it at:

Infoblox Inc.

3111 Coronado Drive

Santa Clara, CA 95054

Attention: Stephen Yu, General Counsel

Facsimile: (408) 986-4001

Email: syu@infoblox.com

with a copy to (for information purposes only):

Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, California 94041
Attention:	Matthew P. Quilter
David K. Michaels
Facsimile:	(650) 938-5200

Email:	mquilter@fenwick.com
dmichaels@fenwick.com

Section 7.4 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to negotiate in good faith to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

Section 7.5 Entire Agreement. This Agreement (together with the Company Disclosure Letter and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter of this Agreement and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

Section 7.6 Assignment; Third-Party Beneficiaries. This Agreement shall not be assigned by any Party without the prior written consent of the other Parties, and any attempted assignment, without such consent, shall be null and void. This Agreement shall be binding upon and inure solely to the benefit of each Party and their respective permitted successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except (a) as set forth in Section 4.8 (Indemnification of Directors and Officers), (b) from and after the Effective Time, the rights of the holders of Shares, the Company

RSUs, the Company MSUs and the Company Options to receive the Per Share Merger Consideration set forth in Article II, (c) this Section 7.6 in respect of the foregoing clauses (b) and (d) the Lender Related Parties shall be express third-party beneficiaries of and shall be entitled to rely on Section 6.2(e)(ii), this Section 7.6, Section 7.7(c). the proviso of Section 7.8, the last sentence of Section 7.9, Section 7.10 and the last sentence of Section 7.12.

Section 7.7 Specific Performance.

(a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that prior to any valid termination of this Agreement in accordance with Section 6.1 and subject in all respects to this Section 7.7, (i) each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity, and (ii) the Parties shall waive, in any Proceeding for specific performance, the defense of adequacy of a remedy at Law. The right to specific enforcement hereunder shall include the right of the Company to cause Parent and Merger Sub to cause the Offer, the Merger and the other Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.7, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Merger Sub pursuant to this Agreement, in each case, on the basis that (x) either Party has an adequate remedy at Law or (y) an award of specific performance is not an appropriate remedy for any reason at equity or Law, or any similar grounds. Notwithstanding anything to the contrary in this Agreement or otherwise, while a Party’s pursuit of specific performance at any time shall not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, under no circumstances shall the Company, directly or indirectly, be permitted or entitled to receive (1) both a grant of specific performance that results in the Closing to occur, on the one hand, and the payment of any monetary damages whatsoever, on the other hand or (2) both the payment of any monetary damages whatsoever, on the one hand, and payment of any of the Parent Termination Fee and/or any amount, if any, as and when due pursuant to the terms hereof, on the other hand.

(b) Notwithstanding the foregoing, it is explicitly agreed that the right of the Company to obtain an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded to fund the Offer Price and the Per Share Merger Consideration and Parent’s and Merger Sub’s obligations to cause the Offer Acceptance Time to occur and to effect the Offer Closing and the Closing (but not the right of the Company to obtain such injunctions, specific performance or other equitable remedies for any other reason) shall be subject to the requirements that (i) the Marketing Period has ended, (ii) all Offer Conditions or conditions set forth in Section 5.1, as applicable, were satisfied (other than those conditions that by their nature are to be satisfied at the Expiration Time or the Closing, but subject to the satisfaction or waiver of such conditions) or waived at the Expiration Time or the Closing, (iii) the Company has irrevocably confirmed in writing to Parent that (A) if specific performance is granted and the Debt Financing or alternative funding and the Equity Financing were funded, then, then it will take such actions that are required of it by this Agreement to cause the Offer Closing or the Closing, as applicable, to occur and (B) the Company is prepared, willing and able to effect the Offer Closing and the Closing, and (iv) the Debt Financing (or alternative financing) has been funded, or will be funded at the Offer Closing (if the Equity Financing is funded), or the Lenders have irrevocably confirmed to Parent in writing that the Debt Financing will be funded and available at the Offer Closing (if the Equity Financing is funded).

(c) Without limiting the obligations of the Lenders under the Debt Commitment Letter and the rights of Parent and Merger Sub under the Debt Commitment Letter, the Company acknowledges and agrees that no Lender Related Party shall have any Liability or obligation to the Company (or any of the Company Representatives) in connection with this Agreement or any Transactions if such Lender Related Party breaches or fails to perform (whether willfully, intentionally, unintentionally or otherwise) any of its obligations under the Debt Commitment Letter and the Company (on behalf of itself and the Company Representatives) hereby waives any rights or claims against each Lender Related Party in connection with this Agreement and the Debt Financing, whether at law or equity, in contract, in tort or otherwise, and the Company (on behalf of itself and the Company Representatives) agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any action or proceeding against any Lender Related Party in connection with this Agreement or any Transaction (including any action or proceeding relating to the Debt Financing). In no event shall the Company (or any of the Company Representatives) be entitled to directly seek the remedy of specific performance of this Agreement against any Lender Related Party.

Section 7.8 Governing Law. This Agreement and all claims arising out of this Agreement shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware (whether arising in contract, tort, equity or otherwise), without regard to any conflicts of law principles that would result in the application of any Law other than the Law of the State of Delaware; provided that, notwithstanding the foregoing, any disputes involving the Lender Related Parties will be governed by and construed in accordance with the applicable Laws of the State of New York without giving regard to conflicts or choice of law principles that would result in the application of any Law other than the Law of the State of New York.

Section 7.9 Consent to Jurisdiction. The Parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any Federal court of the United States of America located within the State of Delaware, solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and, to the fullest extent permitted by Law, hereby waive, and agree not to assert, as a defense in any action, suit or other Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or other Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably and unconditionally agree that all claims with respect to such action, suit or other Proceeding shall be heard and determined in the Delaware Court of Chancery or, to the extent required by Law, the Federal court located within the State of Delaware. The Parties hereby consent to and grant any such court jurisdiction over such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action, suit or Proceeding in the manner provided for notices in Section 7.3 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or other Proceeding, venue shall lie solely in the Court of Chancery of the State of Delaware or such Federal court located within the State of Delaware. The Parties further agree, to the extent permitted by Law, that final and non-appealable judgment against a Party in any Proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment. Notwithstanding anything in this Agreement to the contrary, each of the Parties agree that it will not bring, or support the bringing of, any Proceeding, claim or counterclaim, whether in law or in equity, whether arising in contract, tort, equity or otherwise, against the Lender Related Parties in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York in the County of New York (and appellate courts thereof).

Section 7.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, EQUITY OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS (INCLUDING THE DEBT FINANCING AND THE DEBT COMMITMENT LETTER) OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF.

Section 7.11 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or by e-mail of a .pdf, .tif, .jpeg or similar attachment (“Electronic Delivery”) in two or more counterparts, and by the different Parties in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such Party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

Section 7.12 Amendment. This Agreement may be amended by the Company, Parent and Merger Sub by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by the Parties. Notwithstanding anything in this Agreement to the contrary, Section 6.2(e)(ii), Section 7.6, Section 7.7(c), the proviso of Section 7.8, the last sentence of Section 7.9, Section 7.10 and this sentence (and any provision of this Agreement to the extent an amendment of such provision would modify the substance of any of the foregoing provisions) may not be amended in a manner that adversely impacts the interests of any Lender without the prior written consent of such Lender Related Party.

Section 7.13 Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (iii) waive compliance by the other with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

Section 7.14 Rules of Construction.

(a) The Parties have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement and each Exhibit and each Schedule attached hereto, the application of any Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the Party drafting such agreement or document.

(b) When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or an Exhibit to this Agreement or Schedule to the Company Disclosure Letter unless otherwise indicated. The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole (including any exhibits and schedules to this Agreement) and not to any particular provision of this Agreement. The words “include,” “including,” or “includes” when used herein shall be deemed in each case to be followed by the words “without limitation” or words having similar import. The phrases “delivered,” “made available,” “provided to,” “furnished to,” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a true, correct and complete paper copy of the information or material referred to has been provided to the Party to whom such information or material is to be provided, have been deposited by the Company or Parent in the electronic datarooms maintained for the Transactions by the Company prior to execution of this Agreement, as applicable, or publicly filed by the Company with the SEC. The headings and table of contents in this Agreement are included for convenience of reference only and will not limit or otherwise affect the meaning or interpretation of this Agreement. Where a reference is made to a Contract, instrument or Law, such reference is to such Contract, instrument or Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Law) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any Person include the successors and permitted assigns of that Person, (vi) the terms “neither,” “nor,” “any,” “either” and “or” are not exclusive and (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.”

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

DELTA HOLDCO, LLC

By:	/s/ Maneet S. Saroya
Name:	Maneet S. Saroya
Title:	President

INDIA MERGER SUB, INC.

By:	/s/ Maneet S. Saroya
Name:	Maneet S. Saroya
Title:	President

INFOBLOX INC.

By:	/s/ Jesper Andersen
Name:	Jesper Andersen
Title:	CEO and President

Exhibit A

CERTAIN DEFINITIONS

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and any counterparty that (a) contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that such confidentiality agreement need not contain any standstill provision, (b) does not prohibit the Company from complying with Section 4.3 and (c) does not include any provision calling for an exclusive right to negotiate with the Company prior to the termination of this Agreement or restrict the Company from providing any information to Parent to which Parent would be entitled under any provision of this Agreement.

“Acquisition Inquiry” means an inquiry, indication of interest or request for non-public information (other than an inquiry, indication of interest or request for information made or submitted by Parent, Merger Sub, Parent’s Affiliates or the Parent Representatives) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means any proposal or offer (whether written or otherwise) from any Person or group (other than Parent or its Subsidiaries) relating to, in a single transaction or series of related transactions, (a) (i) any direct or indirect acquisition or license of assets of the Company or any of its Subsidiaries (including securities of the Subsidiaries of the Company) equal to more than 15% of the Company’s consolidated assets (measured by the fair market value at the time of determination) or to which more than 15% of the Company’s revenues or earnings on a consolidated basis are attributable (measured as of the 12-month period immediately preceding the date of determination), (ii) direct or indirect acquisition or issuance (whether by merger, consolidation or otherwise) of more than 15% of any class of equity securities of the Company, (b) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result, directly or indirectly, in any Person or group (or the shareholders of any Person or group) beneficially owning 15% or more of the outstanding voting power of the Company or (c) any merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution, extraordinary dividend or other similar transaction involving the Company which would result in any Person or group (or the shareholders of any Person or group) beneficially owning, directly or indirectly, more than 15% of the outstanding voting power of the Company or 15% of the voting power of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity (or any securities convertible into, or exchangeable for, securities representing such voting power). Whenever the term “group” is used in this Agreement, it shall have the definition set forth in Rule 13d-3 of the Exchange Act.

“Additional Vesting Awards” means, collectively, Additional Vesting Company MSUs and Additional Vesting Company RSUs.

“Additional Vesting Company MSUs” means, with respect to each holder of Company MSUs, such number of Earned Company MSUs equal to the excess, if any, of (i) fifty percent (50%) of all Earned Company MSUs held by such holder as of immediately prior to the Effective Time over (ii) such holder’s Vested Company MSUs.

“Additional Vesting Company RSUs” means, with respect to each holder of Company RSUs, such number of Company RSUs equal to the excess, if any, of (i) fifty percent (50%) of all Company RSUs held by such holder as of immediately prior to the Effective Time over (ii) such holder’s Vested Company RSUs.

“Affiliate” means (a) in the case of an individual, the members of the immediate family (including parents, siblings and children) of (i) the individual, (ii) the individual’s spouse and (iii) any Business Entity that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, any of the foregoing individuals, or (b) in the case of a Business Entity, another Business Entity or a Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Business Entity.

“Antitrust Law” means, individually and collectively, the HSR Act, the United States Sherman Act, as amended, the United States Clayton Act, as amended, the United States Federal Trade Commission Act, as amended, and any other applicable U.S. federal or state, or foreign, statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Anti-Corruption Law” means the Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010, and all other applicable anti-bribery or anti-corruption Laws.

“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York or San Francisco, California are authorized or required by Law to be closed.

“Business Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or group (as defined in Section 13(d)(3) of the Exchange Act).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each “employee benefit plan” as defined in ERISA (whether or not subject to ERISA), and any other plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated) providing compensation or other benefits to any current or former director, officer, employee, consultant or independent contractor (or to any dependent or beneficiary thereof) of the Company, its Subsidiaries or any ERISA Affiliate, which are now maintained, sponsored or contributed to by the Company, a Subsidiary of the Company or any ERISA Affiliate, or under which the Company, a Subsidiary of the Company or any ERISA Affiliate has any material Liability or obligations, including all incentive, bonus, pension, profit sharing, consulting, employment, retirement, deferred compensation, severance, vacation, paid time off, holiday, cafeteria, medical, disability, death benefit, workers’ compensation, fringe benefit, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, agreements or arrangements.

“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.

“Company Equity Plans” means: (a) the Company’s 2003 Stock Plan, (b) the Company 2005 Stock Plan and (c) the Company’s 2012 Equity Incentive Plan.

“Company ESPP” means the Company’s 2012 Employee Stock Purchase Plan.

“Company IP” means the Company Registered IP and all other Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any Effect that is, individually or in the aggregate with all other Effects, materially adverse to the business, financial condition, assets and Liabilities, or results of operations of the Company and its Subsidiaries, taken as a whole; provided that none of the following Effects shall constitute nor shall be taken into account in determining whether there is a Company Material Adverse Effect: (a) changes affecting the economies or general business, economic or regulatory conditions of or financial, credit or capital market conditions anywhere in the world in which the Company and its Subsidiaries operate, (b) changes in the trading volume or trading price of the Company Common Stock in and of itself (provided that the facts and circumstances giving rise to such changes in such volume or price may be deemed to constitute, and may be taken into account in determining whether there is, a Company Material Adverse Effect), (c) general changes in the industry in which the Company and its Subsidiaries operate, (d) national or international political conditions, acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the Agreement Date, (e) changes in Law or GAAP (or in the interpretation thereof), (f) any failure by the Company to meet any published analyst projections, estimates or expectations of the Company’s past or projected revenue, earnings or other financial performance or results of operations for any period, in and of itself, and any resulting analyst downgrade of the Company’s securities, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the facts and circumstances giving rise to such failures may be deemed to constitute, and may be taken into account in determining whether there is a Company Material Adverse Effect), (g) any legal or related Proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company or the Company Board, relating to, in connection with, or arising out of the Offer, the Merger or the other Transactions, including the Schedule 14D-9 Documents, (h) any Effects directly or indirectly attributable to the execution, announcement or pendency of this Agreement or the anticipated consummation of the Merger (including the identity of Parent as the acquirer of the Company), or any leaks or rumors related thereto, including the impact thereof on relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors, vendors, licensors, licensees, lenders, investors, subcontractors or partners, (i) fires, epidemics, quarantine restrictions, earthquakes, hurricanes, tornadoes or other natural disasters, (j) any matter set forth in the Company Disclosure Letter and (l) any Effects resulting from or arising out of (1) the failure by the Company or any of its Subsidiaries to take any action prohibited by this Agreement or (2) any actions taken by the Company or any of its Subsidiaries as required by this Agreement or with the consent of Parent or Merger Sub; provided that, with respect to clauses (a), (c), (d), (e) and (i), only to the extent such Effect does not adversely affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the industry in which the Company and its Subsidiaries operate.

“Company MSU” means a market restricted stock unit issued with performance-based metrics, terms or conditions under any of the Company Equity Plans.

“Company Options” means options to purchase Shares from the Company (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company or otherwise).

“Company Registered IP” means the Registered IP owned by the Company or any of its Subsidiaries.

“Company RSU” means a restricted stock unit issued under any of the Company Equity Plans.

“Company Stockholder” means a holder of Company Common Stock.

“Confidentiality Agreement” means that certain letter agreement, dated August 15, 2016, between the Company and Vista Equity Partners Management, LLC.

“Consent” means any approval, consent, ratification, registration, permit, permission, waiver or authorization (including any Governmental Authorization), or the expiration, clearance or termination of any statutory waiting periods.

“Contract” means any legally binding written agreement, contract, subcontract, lease, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy or commitment or undertaking of any nature.

“DGCL” means the Delaware General Corporation Law.

“Earned Company MSUs” means, with respect to each holder of Company MSUs, such number of Company MSUs that become Earned Units under the terms of the applicable award agreement in connection with the transactions contemplated hereby, assuming, solely for purposes of this calculation, the achievement of applicable performance goals at actual performance levels through immediately prior to the Effective Time and the satisfaction of all other conditions to delivery and vesting.

“Effect” means any change, event, development, occurrence, state of facts, circumstance or effect.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Claim” means any written claim, Proceeding, complaint, or notice of violation alleging violation of, or Liability under, any Environmental Laws.

“Environmental Laws” means any applicable foreign, federal, state or local Laws, statutes, regulations, codes, ordinances, permits, decrees, orders or common Law relating to, or imposing standards regarding pollution or the protection or cleanup of the environment, any Hazardous Materials Activity, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the exposure of any individual to Hazardous Materials, including protection of health and safety of employees. Environmental Laws shall include, without limitation, the following United States statutes: the Federal Insecticide, Fungicide Rodenticide Act, Resource Conservation & Recovery Act, Clean Water Act, Safe Drinking Water Act, Atomic Energy Act, Occupational Safety and Health Act, Toxic Substance Control Act, Clean Air Act, Comprehensive Environmental Response, Compensation and Liability Act, Emergency Planning and Community Right to Know Act, Hazardous Materials Transportation Act and all analogous or related foreign, federal state or local Law, each as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person, trade or business which is considered a single employer with the Company or any Subsidiary of the Company under Section 4001 of ERISA or Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Party” means any Person or group of Persons, or any Affiliate thereof, who has made a written Acquisition Proposal between August 1, 2016 and the Agreement Date and with whom the Company has been engaged in discussions with respect to an Acquisition Proposal as of the Agreement Date.

“Financing Proceeds Condition” has the meaning ascribed in Exhibit B.

“Forfeited Company MSUs” means Company MSUs, that do not, in connection with the transactions contemplated hereby, become Earned Units under the terms of the applicable award agreement.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any U.S., foreign, federal, state, provincial, municipal or local government, government agency, court, tribunal, arbitrator or judicial body of competent jurisdiction, administrative agency or commission or other governmental or regulatory authority or instrumentality.

“Governmental Authorization” means any permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority pursuant to any Law.

“Governmental Consent” means any license, certificate, permit, approval, clearance, expiration, consent, waiver or termination of applicable waiting periods, authorizations, qualifications and orders of any Governmental Authority.

“Hazardous Materials” means any infectious, carcinogenic, radioactive, toxic or hazardous chemical or chemical compound, or any substance, waste, material, pollutant, contaminant or hazardous substance, material or waste, in each case, whether solid, liquid or gas, including petroleum, petroleum products, by products or derivatives and asbestos and any other substance, material or waste that is subject to regulation, control or remediation, or for which Liability or standards of conduct may be imposed, under any Environmental Law.

“Hazardous Materials Activity” means the transportation, production, processing, generation, handling, transfer, recycling, storage, use, disposal, arranging for disposal, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of, or owning or operating of any facility or property contaminated by, any Hazardous Materials or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including any required labeling, payment of waste fees or charges (including so called eWaste fees) and compliance with any product take back or product content requirements.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to any Person, (a) indebtedness for borrowed money, whether current or funded, secured or unsecured, including that evidenced by notes, bonds, debentures or other similar instruments (and including all outstanding principal, prepayment premiums, if any, and accrued interest, fees and expenses related thereto), (b) any amounts owed with respect to drawn letters of credit, (c) any cash overdrafts, and (d) any outstanding guarantees of obligations of the type described in clauses (a) through (c) above.

“Intellectual Property Rights” means any and all industrial and intellectual property rights and all intangible rights associated therewith, throughout the world, including (a) all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, (b) all rights in inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data, proprietary processes and formulae, algorithms, specifications, customer lists and supplier lists, (c) all rights in industrial designs and any registrations and applications therefor, (d) all rights in trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, (e) all rights in Internet domain name registrations, Internet and World Wide Web URLs or addresses, (f) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, (g) all rights in mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, (h) all rights in computer software, including all source code, object code, firmware, development tools, files, records and data, (i) all rights in schematics, netlists, test methodologies, test vectors, emulation and simulation tools and reports, (j) all rights in hardware development tools, prototypes, breadboards and other devices, (k) all rights in databases and data collections and (l) all rights in moral and economic rights of authors and inventors, however denominated.

“Intentional Breach” means, with respect to any agreement, an intentional act or omission taken with the knowledge that such action or omission constitutes a material breach, of such agreement.

“Intervening Event” means any material event or development or material change in circumstances with respect to the Company and its Subsidiaries taken as a whole that (a) was not known by the Company Board as of, or prior to, the Agreement Date and becomes known to the Company Board prior to the Offer Closing, or if known, the magnitude or consequences of which were not known or foreseeable by the Company Board as of the Agreement Date, (b) does not relate to any Acquisition Proposal and (c) is not a result of a breach of this Agreement by the Company or any of its Subsidiaries.

“Investor Rights Agreement” means the Third Amended and Restated Investors’ Rights Agreement, dated as of May 1, 2010, by and among the Company and the Preferred Stockholders of the Company party thereto.

“IRS” means the U.S. Internal Revenue Service.

“knowledge” means, with respect to the Company and with respect to any matter in question, the actual knowledge of the Persons set forth on Schedule A of the Company Disclosure Letter and, with respect to Parent, any executive officer of Parent.

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (or under the authority of the NYSE).

“Lender Related Parties” means the Lenders, together with their respective Affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives of the foregoing, and their respective successors and assigns.

“Liability” means any known or unknown liability, Indebtedness, obligation or commitment of any kind, nature or character (whether accrued, absolute, contingent, matured, unmatured or otherwise, and whether or not required to be recorded or reflected on a balance sheet prepared under GAAP).

“Liens” means any mortgage, easement, lease, sublease, right of way, trust or title retention agreement, pledge, lien, charge, security interest or option.

“Marketing Period” means the first period of 15 consecutive Business Days commencing on the date of delivery by the Company of the Required Financial Information to Parent, and ending prior to the Closing Date; provided that, notwithstanding anything in this Agreement to the contrary, (a) the Marketing Period shall not commence before the filing of the Schedule 14D-9

Documents, (b) November 24 and 25, 2016 shall not be included in the calculation of the Marketing Period, (c) to the extent the Marketing Period has not been completed on or prior to December 16, 2016, the Marketing Period shall not be deemed to have commenced prior to January 3, 2017, and (d) the Marketing Period shall end on any earlier date that is the date on which the proceeds of the Debt Financing are obtained. If the Company shall in good faith reasonably believe that it has delivered the Required Financial Information, the Company may deliver to Parent written notice to that effect (stating when it believes it completed any such delivery), in which case the Company shall be deemed to have satisfied its requirements under this definition on the date specified in such notice and the Marketing Period shall be deemed to have commenced on the date specified in such notice, in each case unless Parent in good faith reasonably believes that the Company has not delivered the Required Financial Information and, within three Business Days after its receipt of such notice from the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which information is required to satisfy the Company’s requirements to provide the Required Financial Information for purposes of compliance with this definition only (in which case, the Company shall be deemed to have satisfied its requirements under this definition on the date such information required to satisfy the Company’s requirements to provide the Required Financial Information is delivered to Parent)). Notwithstanding the foregoing, the Marketing Period will not commence and will not be deemed to have commenced if, on or prior to the completion of such 15-Business Day period, the Company has announced any intention to restate any financial statements included in the Required Financial Information, in which case the Marketing Period will be deemed not to commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended or the Company has announced that it has concluded that no restatement will be required, and the requirements described in the immediately preceding sentence would be satisfied on the first day, throughout and on the last day of such new consecutive 15-Business Day period.

“Minimum Tender Condition” has the meaning ascribed in Exhibit B.

“NYSE” means The New York Stock Exchange.

“Order” means any order, writ, stipulation, injunction (whether temporary, preliminary or permanent), ruling, assessment, judgment, decision or decree.

“Outside Date” means 11:59 p.m. Pacific Time on the date that is 180 days after the Agreement Date.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, would prevent or materially delay consummation of the Offer, the Merger or the other Transactions or performance by Parent of any of its obligations under this Agreement.

“Permitted Liens” means (a) Liens for Taxes, assessments and other governmental charges not yet due and payable or, if due, either not delinquent or being contested in good faith, (b) Liens arising by operation of Law in favor of warehousemen, landlords, carriers, mechanics, materialmen, laborers or suppliers, incurred in the ordinary course of business, (c) protective filings related to operating leases with third parties entered into in the ordinary course of business, (d) zoning, entitlement, building and land use regulations, customary covenants, defects of title, easements, rights-of-way, restrictions and other similar charges or encumbrances or irregularities in title that in each case, individually or in the aggregate, do not materially interfere with or impair the use or operation thereof in the Business, (e) Liens on real property demised, (f) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs mandated under applicable Laws or other social security programs and (g) other Liens arising in the ordinary course of business that are not incurred in connection with the borrowing of money and that do not materially interfere with ownership or use of the subject asset.

“Person” means any individual, Entity or Governmental Authority.

“Personal Data” means all business information and all personally-identifying, sensitive or confidential information and data (whether of employees, contractors, consultants, customers, consumers, or other Persons and whether in electronic or any other form or medium).

“Privacy and Security Laws” means any Laws regarding collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, transferring and storing Personal Data, including federal, state or foreign Laws or regulations regarding (a) data privacy and information security, (b) data breach notification (as applicable), and/or (c) trespass, computer crime and other Laws governing unauthorized access to or use of electronic data.

“Proceeding” means any claim, action, arbitration, charge, complaint, investigation, audit, proceeding (public or private), litigation, suit, criminal prosecution or hearing commenced, brought, conducted, or heard by or before, any Governmental Authority or arbitrator.

“Registered IP” means all United States, international and foreign (a) patents and applications for patents, (b) registered trademarks and service marks and applications to register trademarks and service marks (including intent-to-use applications), (c) registered copyrights and applications for copyrights, (d) registered mask works and applications to register mask works and (e) domain name registrations.

“Required Financial Information” means (a) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company for the three most recently completed fiscal years ended at least 90 days before the Closing Date, and (b) unaudited consolidated balance sheets and related unaudited statements of income, stockholders’ equity and cash flows of the Company, for each subsequent fiscal quarter (other than the fourth fiscal quarter) ended at least 45 days before the Closing Date.

“Sanctions” means economic sanctions imposed, administered or enforced from time to time by (a) U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or (b) the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Sponsor” means Vista Equity Partners Fund VI, L.P.

“Subsidiary” means an Entity of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting or financial interests in such Entity.

“Superior Proposal” means any bona fide written Acquisition Proposal, not solicited in violation of Section 4.3, with all of the percentages included in the definition of Acquisition Proposal increased from 15% to 50%, that the Company Board determines in its good faith judgment (after consultation with the Company’s financial advisers and outside legal counsel), and considering such factors as the Company Board considers to be appropriate, to be (a) more favorable to the stockholders of the Company (other than Parent and its Subsidiaries) from a financial point of view than the Offer and the other Transactions (including any changes to the terms of the Offer and this Agreement proposed by Parent in accordance with Section 4.3(f)) and (b) reasonably capable of being completed in accordance with its terms, taking into account all financial, regulatory, legal and other aspects of the proposal, including certainty of closing and the identity in case of the Person making the Acquisition Proposal.

“Tax” means any and all taxes, levies, duties, tariffs, imposts and other charges in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, estimated, gross margins, ad valorem, stamp, transfer, value-added, and gains tax.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing or declaration required to be supplied to any Governmental Authority or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Technology” means any or all of the following: (a) works of authorship including software programs, objects, modules, routines, algorithms, schematics, and architecture, whether in source code or executable code form, documentation (including programmers notes and annotations, technical and user documentation, specifications, manuals, instructions, designs, layouts, plans, drawings, bills of materials, net lists, and GDSII Files), (b) inventions (whether or not patentable), discoveries and improvements, (c) proprietary and confidential information and know how, (d) databases, data compilations and collections and technical data, (e) logos, trade names and trade dress, (f) domain names, web addresses and sites, (g) technology, methods and processes, algorithms and formulae, (h) devices, prototypes, designs, specifications and schematics and (i) and all embodiments, representations and manifestations of any of the foregoing.

“Unvested Awards” means all Unvested Company RSUs and Unvested Company MSUs, other than the Forfeited Company MSUs.

“Unvested Company MSU” means each Earned Company MSU that is not an Additional Vesting Company MSU or a Vested Company MSU.

“Unvested Company RSU” means each Company RSU that is neither an Additional Vesting Company RSU or a Vested Company RSU.

“Vested Company MSU” means each earned Company MSU that is unexpired, unsettled, outstanding, and vested (with respect to both time- and performance-based metrics) as of the Effective Time or that vests (with respect to both time- and performance-based metrics) solely as a result of the consummation of the transactions contemplated hereby (and without any additional action by the Company, the Company Board or a committee thereof).

“Vested Company RSU” means each Company RSU that is unexpired, unsettled, outstanding, and that vests at Closing or solely as a result of the consummation of the transactions contemplated hereby (and without any additional action by the Company, the Company Board or a committee thereof).

INDEX OF DEFINED TERMS

401(k) Plan	Section 4.7(d)
Accepted Shares	Section 1.7(a)(iii)
Agreement	Preamble
Agreement Date	Preamble
Alternative Acquisition Agreement	Section 4.3(b)(iv)
Antitrust Order	Section 4.4(c)
Board of Directors	Recitals
Book-Entry Shares	Section 1.10(b)
Business Information Systems	Section 2.12(j)
Cancelled Shares	Section 1.7(a)(iii)
Capitalization Date	Section 2.2(a)
Cash Converted Company MSU Amounts	Section 1.7(a)(vi)
Certificate of Merger	Section 1.5
Change of Board Recommendation	Section 4.3(e)
Closing	Section 1.5
Closing Date	Section 1.5
Commitment Letters	Section 3.5(a)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Recitals
Company Bylaws	Section 2.1(b)
Company Certificate	Section 2.1(b)
Company Disclosure Letter	Article II
Company Employees	Section 4.7(a)
Company Financial Statements	Section 2.7(a)
Company Material Contract	Section 2.10(a)
Company Related Parties	Section 6.2(e)
Company Representatives	Section 4.2(a)
Company SEC Documents	Section 2.6(a)
Company Stock Certificate	Section 1.9
Continuing Employee	Section 4.7(b)
Debt Commitment Letter	Section 3.5(a)
Debt Financing	Section 3.5(a)
D&O Indemnification Agreements	Section 4.8(a)
D&O Runoff Insurance	Section 4.8(d)
Dissenting Shares	Section 1.8
Effective Time	Section 1.5
Electronic Delivery	Section 7.11
Equity Financing	Section 3.5(a)
Equity Commitment Letter	Section 3.5(a)
Exchange Fund	Section 1.10(a)
Expiration Date	Section 1.1(b)
Expiration Time	Section 1.1(b)
Financial Advisor	Section 2.17
Financing	Section 3.5(a)

Financing Agreements	Section 4.4(a)
Fundamental Representations	Exhibit B
Indemnified Persons	Section 4.8(a)
Insurance Policies	Section 2.20
Intervening Event Notice Period	Section 4.3(g)(i)
Indemnified Persons	Section 4.8(a)
Lease	Section 2.15(b)
Leased Real Property	Section 2.15(b)
Lenders	Section 3.5(a)
Limited Guarantee	Section 3.6
Maximum Amount	Section 4.8(d)
Merger	Recitals
Merger Sub	Preamble
Minimum Tender Condition	Exhibit B
New Plans	Section 4.7(a)
Non-Continuing Employee	Section 4.7(c)
Offer	Recitals
Offer Acceptance Time	Section 1.1(c)
Offer Conditions	Section 1.1(a)
Offer Documents	Section 1.1(e)
Offer Price	Recitals
Open Source Technology	Section 2.12(g)
Option Consideration	Section 1.7(a)(iv)
Parent	Preamble
Parent Disclosure Letter	Article III
Parent Financial Advisor	Section 3.13
Parent Related Parties	Section 6.2(e)
Parent Representatives	Section 4.2(a)
Parent Termination Fee	Section 6.2(c)
Parent Welfare Plan	Section 4.7(a)
Parties	Preamble
Paying Agent	Section 1.10(a)
Per Share Merger Consideration	Section 1.7(a)(iii)
Pre-Closing Period	Section 4.1
Preferred Stock	Section 2.2(a)
Regulatory Condition	Exhibit B
Required Amount	Section 3.5(d)
Restraint Condition	Exhibit B
Sarbanes-Oxley Act	Section 2.6(a)
Schedule 14D-9 Documents	Section 1.2(a)
Schedule TO	Section 1.1(e)
Share	Recitals
Shares	Recitals
Superior Proposal Notice Period	Section 4.3(f)(i)
Surviving Corporation	Section 1.3
Takeover Law	Section 2.3(b)

Termination Condition	Exhibit B
Termination Fee	Section 6.2(b)(i)
Transactions	Recitals
Transaction Severance Benefits	Section 4.7(c)

Exhibit B

OFFER CONDITIONS

Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not validly withdrawn unless:

(i) there shall have been validly tendered and received (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn prior to the Expiration Time a number of Shares that, when added to the Shares, if any, owned by Merger Sub or its affiliates (as defined in Section 251(h) of the DGCL), represents in the aggregate at least one share more than 50% of the Shares outstanding as of the Expiration Time (the “Minimum Tender Condition”); provided that for purposes of determining whether the Minimum Tender Condition has been satisfied, any Shares tendered in the Offer pursuant to guaranteed delivery procedures shall be included only if such Shares have been delivered pursuant to such procedures and in accordance with Section 251(h) of the DGCL;

(ii) any waiting period under the HSR Act applicable to the Transactions shall have expired or been earlier terminated and, to the extent applicable, all clearances and authorizations required by the Antitrust Laws of Germany shall have been obtained (the “Regulatory Condition”);

(iii) (A) the consummation of the Offer or the Merger shall not then be restrained, enjoined or prohibited by any Order (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Authority of competent jurisdiction and there shall not be in effect any Law promulgated or deemed applicable to the Offer or the Merger by any Governmental Authority of competent jurisdiction which prevents the consummation of the Offer or the Merger, (B) no Proceeding brought by a Governmental Authority shall be pending that seeks to limit or render Merger Sub (or Parent on Merger Sub’s behalf) unable to exercise full rights of ownership of the Shares, including the right to vote the Shares owned or purchased by it on all matters properly presented to the Company Stockholders, and (C) no Governmental Authority had enacted, issued, promulgated, entered, enforced or deemed applicable to the Transactions any Law that has the effect of making the consummation of the Transactions illegal or prohibiting or otherwise preventing the consummation of the Transactions (or taken any action that would have any of the foregoing consequences) (collectively, the “Restraint Conditions”); provided that Parent and Merger Sub shall not be permitted to assert that the Restraint Conditions have not been satisfied unless they shall have taken all actions required under this Agreement applicable to Parent and Merger Sub to have any such Order lifted;

(iv) the representations and warranties of the Company in (A) Section 2.2(a), (b), and (d) (Capitalization) shall be true and correct as of the Capitalization Date and as of immediately prior to the Expiration Date as if made on and as of immediately prior to the Expiration Date, except for such failures to be true and correct that would not reasonably be expected to result, individually or in the aggregate, in an increase of more than $10,000,000 in the aggregate amounts payable by Merger Sub or Parent in the Transactions, (B) Section 2.1(a) (Corporate Existence), Section 2.2(c), (e), (f), and (g) (Capitalization), Section 2.3 (Corporate Authority), Section 2.17 (Finders; Brokers) and Section 2.19 (Opinion of Financial Advisor) (collectively, the “Fundamental Representations”) to the extent qualified by materiality or “Company Material Adverse Effect” shall be true and correct in all respects as of immediately prior to the Expiration Date as if made on and as of immediately prior to the Expiration Date except for representations and warranties in the Fundamental Representations that relate to a specific date or time (which need only be true and correct as of such date or time) and all of the Fundamental Representations to the extent not qualified by materiality or “Company Material Adverse Effect” shall be true and correct in all material respects as of immediately prior to the Expiration Date with the same force and effect as if made on and as of immediately prior to the Expiration Date except for representations and warranties in the Fundamental Representations that relate to a specific date or time (which need only be as true and correct as of such date or time), and (C) Article II of this Agreement (other than in Section 2.2 (Capitalization) and the Fundamental Representations) (without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein (except for the representation in Section 2.8(a) (Absence of Certain Changes or Events) of the Agreement)), shall be true and correct as of the date hereof and as of immediately prior to the Expiration Date as if made on and as of immediately prior to the Expiration Date except for such representations and warranties in this Agreement that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time), in each case, except for such failures to be true and correct, individually and in the aggregate, as have not had a Company Material Adverse Effect;

(v) the Company shall have performed in all material respects all obligations covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the Expiration Date;

(vi) since the Agreement Date, there shall not have occurred a Company Material Adverse Effect that is continuing;

(vii) Parent shall have received a certificate of the Company, executed by the Chief Executive Officer or the Chief Financial Officer of the Company, dated as of the Expiration Date, certifying that the conditions set forth in paragraphs (iv), (v) of the Offer Conditions have been satisfied in accordance with the terms thereof;

(viii) the Agreement shall not have been validly terminated in accordance with its terms and the Offer shall not have been terminated in accordance with the terms of the Agreement (the “Termination Condition”);

(ix) the Marketing Period shall have ended; and

(x) Parent shall have received (either directly or through its Subsidiaries) the proceeds of the Debt Financing (or any alternative financing) or the Lenders have irrevocably confirmed to Parent in writing that the Debt Financing will be funded and available at the Offer Closing (if the Equity Financing is funded) in an amount sufficient to consummate the Offer Closing (the “Financing Proceeds Condition”).

B-2

The Offer Conditions are for the sole benefit of Merger Sub, may be asserted by or waived by Merger Sub in whole or in part at any time and from time to time in its sole discretion (except for the Minimum Tender Condition, the Regulatory Condition, the Termination Condition and the Restraint Condition, which may be waived by Merger Sub only with the prior written consent), in each case, subject to the terms of the Agreement and the applicable rules and regulations of the SEC. Any reference in this Exhibit B or in the Agreement to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is so waived. The failure by Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Capitalized terms used but not defined in this Exhibit B shall have the meaning ascribed to them elsewhere in the Agreement.

B-3